Exhibit 99.1

News Release

February 12, 2015

TELUS reports strong results for fourth quarter 2014 and

announces 2015 financial targets

Revenue and earnings growth driven by both wireless and wireline

Strong customer growth with 135,000 net new customer connections

Leading customer loyalty with monthly postpaid wireless churn of 0.94 per cent

$1.5 billion returned to shareholders in 2014

Targeting 2015 growth in revenue up to 5 per cent and EBITDA up to 7 per cent

Vancouver, B.C. — For the fourth quarter of 2014, TELUS Corporation reported consolidated operating revenue growth of 6.1 per cent from a year earlier. Earnings before interest, income taxes, depreciation and amortization (EBITDA) increased by 5.3 per cent to $1.0 billion. Net income of $312 million was higher by 7.6 per cent, while basic earnings per share (EPS) rose by 8.5 per cent to $0.51.

“In 2014, TELUS once again demonstrated how our world leading employee engagement, focused on our winning strategy and passion for putting customers first, can drive industry-leading financial and operational performance while delivering significant returns for shareholders,” said Darren Entwistle, TELUS Executive Chair. “During the year, we earned the privilege of providing service to an industry-leading 538,000 new customers across postpaid wireless, TV and high-speed Internet while maintaining our leadership in having the most loyal customers in the industry. Notably, we realized an annualized postpaid wireless churn rate of 0.93 per cent - the best full-year churn result we have ever achieved, while churn for high-speed Internet and TV also declined. These results drove robust financial performance, including industry-leading consolidated revenue and EBITDA growth of 5 per cent and double digit net income and EPS growth.”

Mr. Entwistle added, “Our strong and consistent financial and operational performance in 2014 also continued to support our significant and ongoing multi-year share purchase and dividend growth programs, which returned $1.5 billion to our shareholders in 2014. Notably, since 2004 we have returned $11 billion to TELUS shareholders or $18 per share.”

Mr. Entwistle further commented, “As a result of our team’s excellent track record in executing our strategy, in combination with our high quality asset mix, we are establishing strong 2015 financial targets, including revenue, EBITDA and EPS growth of up to 5, 7 and 13 per cent respectively, and healthy cash flow generation of up to 27%. These targets not only support our multi-year dividend growth and share buyback programs, but also reflect the confidence we have in successfully managing our wireless and wireline business within the context of a competitive industry and a dynamic Canadian economy.”

TELUS President and CEO Joe Natale said, “Customers vote with their feet every day, and it is gratifying to see them consistently voting to stay with TELUS, or to join us from another provider. Putting customers first is the foundation of our business strategy, a source of great inspiration and motivation for our team, and ultimately the reason we continue to deliver strong financial results.”

John Gossling, TELUS Executive Vice-President and CFO said “In 2014, we further enhanced our financial strength by increasing our liquidity and issued over $2 billion in new lower-cost long-term debt. With these new debt issues, the average term to maturity of our long-term debt is now 10.9 years, compared to 5.5 years at the end of 2012, and the average interest rate has decreased to 4.72 per cent, compared to 5.44 per cent at the end of 2012. With our solid financial and operating performance in 2014, supported by the strongest balance sheet among our Canadian peers, TELUS remains in a position of strength to make the right strategic investments in our business, including participating in the upcoming AWS-3 and 2,500 MHz spectrum auctions, while at the same time returning significant capital to our shareholders.”

CONSOLIDATED FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts	Three months ended December 31		Per cent
(unaudited)	2014	2013	change
Operating revenues	3,128	2,948	6.1
Operating expenses before depreciation and amortization	2,127	1,997	6.5
EBITDA(1)	1,001	951	5.3
EBITDA excluding restructuring and other like costs(1)(2)	1,027	984	4.4
Net income	312	290	7.6
Adjusted net income(3)	327	301	8.6
Basic earnings per share (EPS)	0.51	0.47	8.5
Adjusted EPS(3)	0.53	0.49	8.2
Capital expenditures	570	577	(1.2)
Free cash flow(4)	337	136	147.8
Total customer connections(5)	13.678	13.296	2.9

(1)             EBITDA does not have any standardized meaning prescribed by IFRS-IASB. We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated and segmented level. For further definition and explanation, see Section 5.1 in the accompanying 2014 fourth quarter Management’s review of operations.

(2)             For the fourth quarter of 2014 and 2013, restructuring and other like costs were $26 million and $33 million respectively.

(3)             Adjusted net income and Adjusted EPS do not have any standardized meaning prescribed by IFRS-IASB. These terms are defined in this news release as excluding (after income taxes): 1) restructuring and other like costs; and 2) income tax-related adjustments. For further analysis of the aforementioned items see Section 1.3 in the accompanying 2014 fourth quarter Management’s review of operations.

(4)             Free cash flow does not have any standardized meaning prescribed by IFRS-IASB. For definition and explanation, see Section 5.1 in the accompanying 2014 fourth quarter Management’s review of operations.

(5)             Sum of active wireless subscriber units (excluding Public Mobile subscribers, which are all prepaid), network access lines, total Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers). Effective with the fourth quarter of 2013, and on a prospective basis, we have adjusted postpaid wireless subscribers to remove Mike® subscribers, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscribers representing those who, in our judgment, are unlikely to migrate to our new services.

Consolidated revenue growth was generated in both wireless and wireline operations. Wireless network revenue was up 8.0 per cent and wireline data revenue was up 7.1 per cent from a year ago. In wireless, revenue was primarily driven by continued subscriber growth and higher data usage as a result of continued smartphone adoption and the expansion of TELUS’ LTE network coverage. Wireline data revenue growth was generated primarily by an increase in Internet and enhanced data service revenue from continued high-speed Internet subscriber growth and higher revenue per customer, and TELUS TV subscriber growth. Combined data revenue from wireless and wireline operations increased by 15 per cent over the same period a year ago to $1.7 billion, representing 55 per cent of fourth quarter consolidated revenue.

TELUS attracted a total of 135,000 net new customer connections (excluding Public Mobile) in the quarter, driven by the gain of 118,000 wireless postpaid customers, 28,000 TELUS TV subscribers and 22,000 high-speed Internet customers, partially mitigated by the loss of wireless prepaid customers and network access lines. TELUS’ total wireless subscriber base is up 3.8 per cent from a year ago to 8.1 million, high-speed Internet connections are up 5.7 per cent to 1.48 million, and TELUS TV subscribers are up 12 per cent to 916,000.

TELUS’ ongoing customers first focus delivered a year-over-year improvement of three basis points in monthly postpaid wireless subscriber churn to 0.94 per cent, the sixth consecutive quarter this important metric was below 1 per cent.

Free cash flow of $337 million was higher by 148 per cent from a year ago driven by higher EBITDA, lower income tax payments, and lower employer contributions to employee defined benefit pension plans.

During the fourth quarter, TELUS returned $345 million to shareholders, consisting of $233 million in dividends paid and $112 million in share purchases under its advanced 2015 normal course issuer bid (NCIB) program. For the year, TELUS returned $1.5 billion to shareholders consisting of $913 million in dividends and the purchase of approximately 15.8 million common shares for $612 million under its 2014 and advanced 2015 NCIB programs.

This news release contains statements about financial and operating performance of TELUS (the Company) and future events, including with respect to future dividend increases and normal course issuer bids through 2016 and the 2015 annual targets and guidance that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for the 2015 annual targets and guidance, semi-annual dividend increases through 2016 and our ability to sustain and complete our multi-year share purchase program through 2016), qualifications and risk factors referred to in the accompanying fourth quarter Managements review of operations and in the 2014 annual Management’s discussion and analysis, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

Corporate Highlights

In 2014, TELUS made significant contributions and investments in communities and the Canadian economy on behalf of customers, shareholders and team members:

·                  Paid, collected and remitted a total of $1.9 billion in taxes to Federal, Provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes and payroll taxes. Since 2002, the company has paid more than $14.4 billion in these taxes.

·                  Purchased wireless spectrum licences for $1.1 billion in the 700 MHz spectrum auction and paid annual spectrum renewal fees of approximately $59 million to the Canadian federal government. Since 2002, total tax and spectrum remittances to Federal, Provincial and municipal governments in Canada totaled $16.4 billion.

·                  Invested more than $2.3 billion in capital in communities across Canada and more than $26 billion since 2000.

·                  Spent $7.5 billion in total operating expenses, including goods and service purchased of $5.2 billion, and since 2000, spent $83 billion and $54 billion respectively in these areas.

·                  Generated a total team member payroll of $2.6 billion, including payroll taxes of $543 million, and since 2000, total team member payroll totaled $34 billion.

·                  Total dividends paid to individuals, mutual fund owners, pensioners and institutional investors of $913 million.

·                  Purchased and cancelled 15.8 million TELUS common shares for approximately $612 million on behalf of shareholders pursuant to the company’s normal course issuer bid programs.

·                  Returned $11 billion to shareholders through our dividend and share purchase programs since 2004, including $6.6 billion in dividends and $4.4 billion in share buybacks.

·                  Total company, employee and retiree charitable contributions of more than $44 million and more than $396 million since 2000.

·                  Total volunteer hours by team member and our retirees of 635,000 and more than 6 million hours since 2000.

Operating Highlights

TELUS wireless

·                  Wireless network revenues increased by $115 million or 8.0 per cent to $1.55 billion in the fourth quarter of 2014, compared to the same period a year ago. This growth was driven by continued subscriber base expansion, higher data usage as a result of a continued increase in smartphone adoption, the expansion of TELUS’ LTE network coverage, higher wholesale data roaming revenues and increased customer adoption of higher-rate two-year plans.

·                  Blended ARPU (excluding Public Mobile) increased by 3.8 per cent to $64.20, reflecting TELUS’ seventeenth consecutive quarter of year-over-year growth.

·                  Monthly postpaid subscriber churn declined three basis points year-over-year to 0.94 per cent. Blended monthly churn (excluding Public Mobile) was down eight basis points to reach 1.33 per cent. TELUS’ low blended churn rate reflects the Company’s successful customers first service approach, investments in customer retention as well as a greater proportion of postpaid clients in TELUS’ subscriber base.

·                  Total wireless net additions (excluding Public Mobile) of 110,000 increased by 21 per cent over the same period a year ago. Postpaid net adds of 118,000 increased by 4.4 per cent, while prepaid net losses (excluding Public Mobile) of 8,000 improved by 14,000 year-over-year. The total wireless subscriber base (excluding Public Mobile) was up 3.8 per cent or 293,000 from a year ago to 8.1 million. Higher-value postpaid subscribers represent approximately 88 per cent of TELUS’ total subscriber base (excluding Public Mobile).

·                  Smartphone subscribers now represent 81 per cent of TELUS’ postpaid base, up from 77 per cent a year ago.

·                  Wireless EBITDA increased by $37 million or 6.3 per cent to $629 million over last year due primarily to network revenue growth, partially offset by higher retention costs and higher customer service and network operating expenses required to support the larger customer base.

·                  Wireless EBITDA less capital expenditures increased by $62 million to $441 million in the quarter due to higher EBITDA and lower capital expenditures.

TELUS wireline

·                  External wireline revenues increased by $21 million or 1.5 per cent to $1.38 billion in the fourth quarter of 2014, when compared with the same period a year ago. This growth was generated by increased data revenue, partially offset by continued declines in legacy voice local and long-distance revenues and lower equipment sales.

·                  Data service and equipment revenues increased by $60 million or 7.1 per cent, due to higher Internet and enhanced data revenues from continued high-speed Internet subscriber growth and higher revenue per customer, a higher TELUS TV subscriber base, growth in business process outsourcing services, and increased TELUS Health revenues.

·                  Total TV net additions of 28,000 were lower by 10,000 from the same quarter last year, due primarily to slower market growth. The total TV subscriber base of 916,000 increased by 101,000 or 12 per cent from a year ago.

·                  High-speed Internet net additions of 22,000 increased by 1,000 over the same quarter a year ago. The high-speed subscriber base of 1.48 million is up 80,000 or 5.7 per cent from a year ago.

·                  Total network access lines (NALs) declined by 25,000 in the quarter compared to a loss of 30,000 a year ago. Residential NAL losses of 20,000 reflect an improvement of 5,000 or 20 per cent over the same period a year ago, while business NAL losses of 5,000 were unchanged year-over-year. The improvement in residential NAL losses reflect the success of TELUS’ customers first initiatives and bundling strategy, offset by ongoing wireless and Internet substitution and competition.

·                  Wireline EBITDA of $372 million increased by $13 million or 3.4 per cent year-over-year. The improvement primarily reflects continued growth in high-speed Internet, enhanced data and TELUS TV revenues as well as ongoing operating efficiency initiatives.

·                  Wireline EBITDA less capital expenditures declined to $(10) million as higher EBITDA was more than offset by higher capital expenditures that are supporting TELUS’ long-term growth. Capital expenditures increased over the same period last year due to continued investments in broadband network infrastructure, including connecting more homes and businesses directly to our fibre optic broadband network, and investments to support business service growth and customers first initiatives.

TELUS sets 2015 financial targets

TELUS today announced 2015 financial targets that reflect continued execution of the Company’s long-standing and proven national growth strategy focused on wireless and data.

TELUS’ 2015 targets build on the positive results achieved in both wireless and wireline in 2014, including revenue and EBITDA growth in both operating segments of the business. TELUS plans to generate future growth through continued subscriber growth and increased demand for wireless data. TELUS also expects to benefit from higher Internet and enhanced data revenues from continued high-speed Internet subscriber growth and higher revenue per customer, a higher TELUS TV subscriber base, growth in business process outsourcing services, and increased TELUS Health revenues.

These targets demonstrate the benefits of the Company’s ongoing major strategic network and service-related investments combined with customer-focused operational execution, which has resulted in revenue and profitability growth as well as strong free cash flow generation enabling TELUS to return significant amounts of capital to shareholders through its dividend growth and share purchase programs.

	2015 Targets	2014 Results	Growth
Consolidated
Revenues	$12.350 to $12.550 billion	$12.0 billion	3 to 5%
EBITDA, including restructuring(1)	$4.325 to $4.500 billion	$4.216 billion	3 to 7%

Basic earnings per share	$2.40 to $2.60	$2.31	4 to 13%
Capital expenditures(2)	Similar to 2014	$2.359 billion	—

Wireless
Network Revenue (external)	$6.175 to $6.300 billion	$6.0 billion	3 to 5%
EBITDA, excluding restructuring	$2.850 to $2.950 billion	$2.757 billion	3 to 7%

Wireline
Revenue (external)	$5.525 to $5.625 billion	$5.415 billion	2 to 4%

EBITDA, excluding restructuring	$1.550 to $1.625 billion	$1.534 billion	1 to 6%

(1)         Earnings before interest, taxes, depreciation and amortization (EBITDA) after restructuring costs. Total restructuring costs are estimated at approximately $75 million in 2015, consistent with 2014.

(2)         Capital expenditure targets and results exclude expenditures for spectrum licences.

For 2015, TELUS is targeting consolidated year-over-year revenue growth of between 3 and 5 per cent, while EBITDA including restructuring and other like costs is targeted to be higher by 3 to 7 per cent. Revenue and EBITDA should benefit from continued strong execution in both wireless and wireline operating segments and ongoing growth in data services. Basic earnings per share (EPS) is targeted to be higher by 4 to 13 per cent, due to EBITDA growth combined with lower shares outstanding reflecting our share purchase programs.

For wireless, network revenue is targeted to increase between 3 and 5 per cent in 2015 on the basis of modest growth in both subscribers and ARPU. Subscriber loading should benefit from a Canadian wireless industry penetration gain of approximately one percentage point driven by continued postpaid subscriber growth, while ARPU is expected to benefit from continued increased data usage and ongoing adoption of two year plans, partially offset by lower voice revenue. TELUS should also continue to benefit from its 4G long-term evolution (LTE) network investments resulting in continued growth in data and roaming revenues, helping to offset lower voice revenue. Wireless EBITDA excluding restructuring and other like costs is targeted to be higher by between 3 and 7 per cent.

In wireline, revenue is targeted to increase between 2 and 4 per cent in 2015, as we anticipate continued data revenue growth from high-speed Internet, business process outsourcing, healthcare and TELUS TV, partially offset by continued decreases in legacy voice revenues. Wireline EBITDA excluding restructuring and other like costs is targeted to increase by between 1 and 6 per cent, supported by revenue growth and ongoing efficiency initiatives, partially offset by the ongoing industry trend of revenue losses from higher-margin legacy voice services.

Consolidated capital expenditures in 2015, excluding spectrum licences, are targeted to be similar to 2014. TELUS plans to continue making investments in its wireline and wireless broadband infrastructure, including connecting more homes and businesses directly to fibre-optic cable and the continued deployment of 700 MHz wireless spectrum, as well as in network and system resiliency and reliability to support our ongoing customers first initiatives. Capital intensity as a percentage of consolidated revenue is targeted to be approximately 19 per cent.

The preceding disclosure respecting TELUS’ 2015 financial targets contains forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ at the beginning of the accompanying Management’s review of operations for the fourth quarter of 2014 and full year 2014 Management’s discussion and analysis, and is based on management’s expectations and assumptions as set out in section 1.5 entitled ‘Financial and operating targets for 2015’ in the accompanying Management’s review of operations for the fourth quarter of 2014.

Dividend Declaration

The TELUS Board of Directors has declared a quarterly dividend of 40 cents ($0.40) Canadian per share on the issued and outstanding Common Shares of the Company payable on April 1, 2015 to holders of record at the close of business on March 11, 2015. This first quarter dividend represents a four cent or 11.1 per cent increase from the $0.36 quarterly dividend paid on April 1, 2014.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $12 billion of annual revenue and 13.7 million customer connections, including 8.1 million wireless subscribers, 3.2 million wireline network access lines, 1.5 million Internet subscribers and 916,000 TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $396 million to charitable and not-for-profit organizations and volunteered and more than 6 million hours of service to local communities since 2000. Created in 2005 by Executive Chairman Darren Entwistle, TELUS’ 11 community boards across Canada have led the company’s support of grassroots charities and will have contributed $47 million in support of 3,700 local charities organizations by the end of 2014, enriching the lives of more than two million Canadian children and youth. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations: Shawn Hall (604) 619-7913 shawn.hall@telus.com	Investor relations: Paul Carpino (647) 837-8100 ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information, the 2014 annual Management’s discussion and analysis and financial statements, and our full 2013 annual report at telus.com/investors.

TELUS’ fourth quarter 2014 and 2015 targets conference call is scheduled for February 12, 2015 at 11:00 a.m. ET (8:00 a.m. PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. A telephone playback will be available on February 12 until March 20 at 1-855-201-2300. Please use reference number 1172156# and access code 92105#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

TELUS CORPORATION

Management’s review of operations

2014 Q4

Caution regarding forward-looking statements

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us or our refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include statements relating to annual targets, outlook, guidance and updates, our multi-year dividend growth program, our multi-year share purchase program, and trends. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, predict, could, expect, intend, may, plan, seek, should, strive and will. By their nature, forward-looking statements do not refer to historical facts, are subject to inherent risks and require us to make assumptions. There is significant risk that forward-looking statements will not prove to be accurate. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. Annual targets for 2015 and related assumptions are described in Sections 1.4 and 1.5.

Factors that could cause actual performance to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to:

·                  Competition including: continued intense rivalry across all services among established telecommunications companies, new entrants, cable-TV providers, other communications companies and growing over-the-top (OTT) services; the potential entry of new competitors; competition for wireless spectrum; our ability to continue to retain customers through an enhanced customer service experience; network access line (NAL) losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; pressures on wireless average revenue per subscriber unit per month (ARPU) from market conditions and government actions, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

·                  Regulatory decisions and developments including: the federal government’s stated intention to further increase wireless competition, including a fourth national wireless provider, reduce roaming costs on wireless networks in Canada, including the Competition Bureau’s recommendation to the Canadian Radio-television and Telecommunications Commission (CRTC) that it should implement remedies to provide more favourable roaming access terms to new entrant service providers, and require further unbundling of TV channels; future spectrum auctions (including limitations on established wireless providers, spectrum set-aside favouring new entrant carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the outcome of the CRTC review of mandated wireline wholesale services, including consideration of mandated competitor access to fibre-to-the-premises facilities; increased subsidy requirements for telecommunications facilities in Yukon, Nunavut and the Northwest Territories, and possible changes to the scope and nature of basic service obligations, including higher minimum Internet access speeds; vertical integration by competitors into broadcast content ownership and timely and effective enforcement of related regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; modification, interpretation and application of tower sharing and roaming rules; and the non-harmonization of provincial consumer protection legislation, particularly in light of the new CRTC mandatory national Wireless Code (the Code), which came into effect on December 2, 2013, and possible operational challenges from the Code, resulting from two-year and three-year customer contracts ending coterminously in 2015.

·                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, and overall slower subscriber growth in the wireline segment; increasing numbers of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines through, among others, substitution to messaging and OTT applications, such as Skype; substitution to Wi-Fi services from wireless services; and OTT Internet protocol (IP) services that may displace TV and entertainment services or impact revenue.

·                  Technology including: subscriber demand for data that challenges wireless networks and spectrum capacity levels; our reliance on legacy systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband initiatives, such as fibre to the home, and wireless small-cell deployment); our reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the performance of long-term evolution (LTE) wireless technology; our long-term need for additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireless networks and success of new products, new services and supporting systems; network reliability and change management (including migration risks, related to technology and customer retention, to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of decommissioning of certain legacy wireline networks, systems and services to reduce operating costs; timing of decommissioning of CDMA and iDEN wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration costs and customer retention risks; availability of resources and ability to build out adequate broadband capacity; and success of upgrades and evolution of TELUS TV® technology, which depend on third-party suppliers.

·                  Economic growth and fluctuations including: the strength and persistence of economic growth in Canada that may be influenced by economic developments outside of Canada; future interest rates; inflation; impacts from declining oil prices; pension investment returns, funding and discount rates; and Canada: U.S. dollar exchange rates.

·                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to our wireless deployment of LTE spectrum acquired and future technologies, wireline broadband initiatives, investments in network resiliency and reliability, subscriber demand for data, new IDC initiatives, and the Industry Canada wireless spectrum auctions for AWS-3 spectrum (1755 — 1780 MHz and 2155 — 2180 MHz), as well as for 2.5 GHz (2500 — 2690 MHz) bands, currently expected in March 2015 and April 2015, respectively.

·                  Financing and debt requirements including ability to carry out refinancing activities.

·                  Ability to sustain dividend growth program of circa 10% per annum through 2016 and ability to sustain and complete multi-year share purchase program through 2016. These programs may be affected by factors such as regulatory decisions and developments, competitive environment, economic performance in Canada, our earnings and free cash flow, and levels of capital expenditures and spectrum licence purchases. Quarterly dividend decisions are subject to our Board of Directors’ (Board) assessment and determination based on the Company’s financial position and outlook. The share purchase program may be affected by the change in our intention to purchase shares, and the assessment and determination of our Board from time to time. Consequently, there can be no assurance that these programs will be maintained through 2016.

·                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry; and the future outcome of collective bargaining for the contract with the Telecommunications Workers Union (TWU), which expires at the end of 2015.

·                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other like costs, without losing customer service focus or negatively impacting business operations. Initiatives include: our earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA); business integrations; business process outsourcing; internal offshoring and reorganizations; procurement initiatives; and real estate consolidation.

·                  Process risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations; implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; and real estate joint venture development risks.

·                  Tax matters including: complex tax laws that may be subject to interpretation by the tax authorities that may differ from our interpretations; changes in tax laws, including tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

·                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as electronic attacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics and pandemics; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

·                  Litigation and legal matters including: our ability to successfully defend against investigations, claims and lawsuits, including class actions pending against us; and the complexity of legal compliance in domestic and foreign jurisdictions.

·                  Acquisitions or divestitures including: our ability to successfully integrate acquisitions or complete divestitures in a timely manner, and realize expected strategic benefits.

·                  Health, safety and environmental developments and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents, including our annual report, annual information form, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the Securities and Exchange Commission (SEC) in the United States, including Form 40-F (on EDGAR at sec.gov). Section 10: Risks and risk management in our annual 2014 Management’s discussion and analysis (MD&A), which will be filed concurrently, is incorporated by reference in this cautionary statement.

Management’s review of operations

February 12, 2015

Contents

Section	Description
1. Introduction

1.1 Preparation of Management’s review of operations

1.2 Who we are

1.3 Highlights of the fourth quarter of 2014

1.4 Performance scorecard (key performance measures)

1.5 Financial and operating targets for 2015

2. Discussion of operations	2.1 General 2.2 Summary of consolidated quarterly results and trends 2.3 Consolidated operations 2.4 Wireless segment 2.5 Wireline segment
3. Changes in financial position
4. Liquidity and capital resources

4.1 Overview

4.2 Cash provided by operating activities

4.3 Cash used by investing activities

4.4 Cash provided (used) by financing activities

4.5 Liquidity and capital resource measures

4.6 Credit facilities

4.7 Sale of trade receivables

4.8 Credit ratings

4.9 Financial instruments, commitments and contingent liabilities

4.10 Outstanding share information

4.11 Transactions between related parties

5. Definitions and reconciliations	5.1 Non-GAAP and other financial measures 5.2 Wireless operating indicators

1.              Introduction

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

1.1 Preparation of Management’s review of operations

The following sections are a discussion of the consolidated financial position and financial performance of TELUS for the three-month period and year ended December 31, 2014, and should be read together with the accompanying summary financial information. The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our use of the term IFRS in this Management’s review of operations is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures, such as earnings before interest, income taxes, depreciation and amortization (EBITDA), to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 5.1. All amounts are in Canadian dollars, unless otherwise specified.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This document was reviewed by TELUS’ Audit Committee and approved by our Board of Directors for issuance on February 12, 2015.

1.2 Who we are

TELUS is one of Canada’s largest telecommunications companies, with $12.0 billion of annual revenues and 13.7 million customer connections, including 8.1 million wireless subscribers, 3.2 million wireline network access lines (NALs), 1.5 million Internet subscribers and 916,000 TELUS TV customers. We employ approximately 43,670 employees, including 28,065 in Canada. In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $396 million to charitable and not-for-profit organizations and volunteered more than six million hours of service to local communities since 2000. We were named to the Dow Jones Sustainability North America Index (the Index) for the 14th consecutive year. The Index ranks the performance of the world’s sustainability leaders based on a comprehensive assessment of long-term economic, environmental and social criteria. We are the only Canadian telecommunications company and one of two telecommunications companies in North America to be named to the Index.

Our strategic intent, culture and significant accomplishments

Our strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. Our culture is anchored in our TELUS leadership values and our customers first commitments, both of which were developed collaborativel y by team members to guide our actions and interactions with our customers and with each other. In 2014, we delivered an exceptional customer experience, represented by the lowest blended wireless churn since becoming a national carrier 14 years ago. In the second, third and fourth quarters, we recorded the lowest postpaid churn among major carriers in North America. Our 2014 smartphone penetration was up four points to 81% of our postpaid base, supporting strong average revenue per subscriber unit per month (ARPU) growth of 2.9%. In 2014, we also had the most rapidly growing wireline business in Canada, with strong EBITDA growth and margin expansion. For the third consecutive year, Koodo Mobile was ranked highest in customer satisfaction for a standalone carrier and TELUS was ranked the number one national full-service provider, according to the 2014 Canadian Wireless Total Ownership Experience Study released by J.D. Power in May. In November 2014, the Commissioner for Complaints for Telecommunications Services (CCTS) issued its annual report. For the third consecutive year, our approach to customer service resulted in a substantial decline in the number of complaints submitted to the CCTS — 26% fewer than in the previous year. Despite a substantial increase in the number of new customers to both our wireless and wireline services, TELUS once again was the subject of the fewest complaints of any of the major national carriers.

The environment in which we operate

Economic growth

In January 2015, the Bank of Canada (the Bank) stated that the sharp decline in oil prices is expected to boost global economic growth and that the negative impact of lower oil prices on Canada’s economy will gradually be mitigated by a stronger U.S. economy, a weaker Canadian dollar, and the Bank’s monetary policy response. The Bank expects Canada’s economy to gradually strengthen in the second half of 2015, with real gross domestic product (GDP) growth averaging 2.1% in 2015 and 2.4% in 2016. The economy is expected to return to full capacity around the end of 2016.

Canadian telecommunications industry growth

We estimate that growth in industry revenues (including TV revenue and excluding media revenue) was approximately 2% in 2014 (3% in 2013). We estimate Canadian wireless industry revenue and EBITDA growth in 2014 was close to 5% and more than 5%, respectively (2013 – revenue and EBITDA growth of 3% and 6%, respectively), while the Canadian wireline industry continued to experience low revenue growth and flat or declining EBITDA.

Latest regulatory developments

Federal government review of paper bill charges

On October 21, 2014, the federal government introduced Bill C-43, Economic Action Plan 2014 Act, No.2, which included proposals to amend the Broadcasting Act and the Telecommunications Act to prohibit charging subscribers for paper bills. On December 16, 2014, Bill C-43 received royal assent and the provisions relating to paper bill charges are now in effect. The financial impact of the new paper bill legislation is reflected in our results for the fourth quarter of 2014 and 2015 financial targets. For additional information, see Section 10.4 Regulatory matters of our 2014 Annual MD&A.

1.3 Highlights of the fourth quarter of 2014

New appointment to the Board of Directors

In late 2014, we announced that Lisa de Wilde, the Chief Executive Officer of TVO and current Chair of the Toronto International Film Festival, will join the TELUS Board of Directors, effective February 1, 2015. A strong believer in the power of media to engage, inform and serve the public good, Lisa’s career has been dedicated to cultivating a strong Canadian media sector and championing the cause of educational broadcasters across the country. The appointment reflects our commitment to further strengthen our Board by recruiting outstanding candidates who bring strategic expertise and significant operational experience across key markets.

Renewal of shelf prospectus

On November 19, 2014, we filed a shelf prospectus, in effect until December 2016, pursuant to which we may offer up to $3.0 billion of long-term debt or equity securities.

Consolidated financial highlights

	Fourth quarters ended December 31				Years ended December 31
($ millions, unless noted otherwise)	2014	2013	Change		2014	2013	Change
Consolidated statements of income
Operating revenues	3,128	2,948	6.1%		12,002	11,404	5.2%
Operating income	533	490	8.8%		2,382	2,215	7.5%
Income before income taxes	418	380	10.0%		1,926	1,768	8.9%
Net income	312	290	7.6%		1,425	1,294	10.1%

Net income per equity share (1)(2)
Basic (basic EPS) ($)	0.51	0.47	8.5%		2.31	2.02	14.4%
Diluted ($)	0.51	0.46	10.9%		2.31	2.01	14.9%
Dividends declared per equity share (2) ($)	0.40	0.36	11.1%		1.52	1.36	11.8%

Basic weighted-average equity shares outstanding (2) (millions)	611	623	(1.9)%		616	640	(3.8)%
Consolidated statements of cash flows
Cash provided by operating activities	917	726	26.3%		3,407	3,246	5.0%

Cash used by investing activities	(713)	(787)	9.4%		(3,668)	(2,389)	(53.5)%
Capital expenditures (excluding spectrum licences) (3)	(570)	(577)	1.2%		(2,359)	(2,110)	(11.8)%

Cash provided (used) by financing activities	(370)	365	n/m		(15)	(628)	97.6%
Other highlights
Subscriber connections (4) (thousands)					13,678	13,296	2.9%
EBITDA (5)	1,001	951	5.3%		4,216	4,018	4.9%
Restructuring and other like costs included in EBITDA (5)	26	33	(21.2)%		75	98	(23.5)%
EBITDA — excluding restructuring and other like costs (5)	1,027	984	4.4%		4,291	4,116	4.3%
EBITDA — excluding restructuring and other like costs margin (5)(6) (%)	32.8	33.4	(0.6	)pts.	35.8	36.1	(0.3	)pts.
Free cash flow (5)	337	136	147.8%		1,057	1,051	0.6%
Net debt to EBITDA — excluding restructuring and other like costs(5) (times)					2.19	1.84	0.35

Notations used in Management’s review of operations: n/m — Not meaningful; pts. — Percentage points.

(1)         Equity shares: Common Shares since February 4, 2013; Common Shares and Non-Voting Shares prior to February 4, 2013.

(2)         Adjusted for the two-for-one stock split effective April 16, 2013.

(3)         Capital expenditures (excluding spectrum licences) include assets purchased, but not yet paid for, and consequently differ from cash payments for capital assets (excluding spectrum licences) on the Consolidated statements of cash flows.

(4)         The sum of active wireless subscriber units (excluding Public Mobile subscribers), NALs, Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems. Effective with the second quarter of 2013 and on a prospective basis, wireless machine-to-machine (M2M) subscribers have been removed from the subscriber base to align with industry practice. Cumulative subscriber connections include an April 1, 2013 opening balance adjustment to remove approximately 76,000 M2M subscribers. Effective with the fourth quarter of 2013, and on a prospective basis, we have adjusted postpaid wireless subscribers to remove Mike® subscriptions, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscriptions, representing those who, in our judgment, are unlikely to migrate to our new services.

(5)         Non-GAAP financial measures. See Section 5.1.

(6)         EBITDA — excluding restructuring and other like costs, as a percentage of operating revenues.

Operating highlights

·                  Consolidated operating revenues increased year over year by $180 million or 6.1% in the fourth quarter of 2014 and by $598 million or 5.2% in the full year of 2014. Combined wireless and wireline data revenues were $1.7 billion in the fourth quarter of 2014 and $6.5 billion in the full year of 2014, up by $223 million or 15% in the quarter and by $805 million or 14% in the full year, as compared to the same periods in 2013. Wireless network revenues increased by $115 million or 8.0% in the fourth quarter and by $367 million or 6.5% for the full year, as a result of subscriber additions, growth in data usage, increased wholesale data roaming revenues and the effects of higher-rate two-year plans, as well as revenues from Public Mobile. The increase in wireless data revenues was partly offset by declines in voice revenue, which were due to the increased adoption of unlimited nationwide voice plans, and continued substitution to data services and features. Wireline data revenues increased year over year by $60 million or 7.1% in the fourth quarter and by $264 million or 8.2% in the full year of 2014, due to revenue growth in Internet and enhanced data services, TELUS TV, business process outsourcing and TELUS Health services, net of lower data equipment sales. These increases in wireline data revenues were partly offset by ongoing declines in legacy wireline voice service and equipment revenues. Consolidated operating revenues, excluding Public Mobile, were $3.1 billion, or an increase of 5.9% in the fourth quarter of 2014, and $11.9 billion, an increase of 4.6% in the full year of 2014.

Excluding Public Mobile, wireless blended ARPU was $64.20 in the fourth quarter of 2014, up $2.34 or 3.8% from the same period in 2013. For the full year of 2014, wireless blended ARPU was $63.13, up $1.75 or 2.9% from the same period in 2013. These increases were driven by growth in data usage and roaming, and a higher proportion of postpaid subscribers in our customer base, partly offset by a decline in voice revenue. Postpaid subscribers represented 87.8% of the total subscriber base at December 31, 2014, compared to 86.5% at December 31, 2013.

·                  During the 12-month period ended December 31, 2014, our subscriber connections, excluding Public Mobile, increased by 382,000. This growth reflects a 3.8% increase in wireless subscribers, a 12% growth in TELUS TV subscribers and a 5.7% increase in high-speed Internet subscribers, partly offset by a 2.6% decline in total NALs.

Our postpaid wireless subscriber net additions were 118,000 in the fourth quarter of 2014 and 357,000 in the full year of 2014, as compared to 113,000 in the fourth quarter of 2013 and 378,000 in the full year of 2013. The year-over-year increase in postpaid net subscriber additions in the fourth quarter of 2014 resulted from a reduction in our postpaid churn rate and more customer demand driven in part by the availability of iconic devices. Our monthly postpaid subscriber churn rates were 0.94% in the fourth quarter of 2014 and 0.93% in the full year of 2014, as compared to 0.97% in the fourth quarter of 2013 and 1.03% in the full year of 2013. Our blended churn was 1.33% in the fourth quarter of 2014 and 1.31% in the full year of 2014, as compared to 1.41% in both the fourth quarter and full year of 2013, representing our lowest annual churn rate since we became a national carrier 14 years ago. These improvements in churn rates were due to our continued focus on our customers first initiatives and our clear and simple approach.

·                  Consolidated EBITDA increased year over year by $50 million or 5.3% in the fourth quarter of 2014 and by $198 million or 4.9% in the full year of 2014. EBITDA — excluding restructuring and other like costs increased year over year by $43 million or 4.4% in the fourth quarter of 2014 and by $175 million or 4.3% in the full year of 2014. These increases reflect growth in wireless network revenues and wireline data revenues, improving Internet, TV and TELUS Health margins, and, for the fourth quarter, a lower wireless cost of acquisition, all partly offset by higher wireless retention costs and continued declines in legacy wireline voice revenues. Consolidated EBITDA, excluding Public Mobile and restructuring and other like costs, was $1.0 billion in the fourth quarter and $4.3 billion in the full year of 2014, or increases of 4.4% and 4.3%, respectively, from the comparable periods in 2013.

·                  Operating income increased year over year by $43 million or 8.8% in the fourth quarter of 2014 and by $167 million or 7.5% in the full year of 2014. The increases in the fourth quarter and full year of 2014 resulted from EBITDA growth, partly offset by an increase in total depreciation and amortization expenses from a higher asset base.

·                  Income before income taxes increased year over year by $38 million or 10% in the fourth quarter of 2014 and by $158 million or 8.9% in the full year of 2014 due to higher operating income in the fourth quarter and full year of 2014, partly offset by an increase in financing costs due to the increase in average long-term debt outstanding, net of a lower effective interest rate resulting from re-financing activities in 2014 and 2013 and lower employee defined benefit plan net interest.

·                  Income taxes increased year over year by $16 million or 17.8% in the fourth quarter of 2014 and by $27 million or 5.7% in the full year of 2014, primarily reflecting higher pre-tax income. In addition, income taxes in the full year of 2013 included a $22 million adjustment to revalue deferred income tax liabilities, as a result of the increase in the B.C. provincial corporate income tax rate from 10% to 11% effective April 1, 2013.

·                  Net income increased year over year by $22 million or 7.6% in the fourth quarter of 2014 and by $131 million or 10% in the full year of 2014 as a result of the factors described above. Excluding the effects of restructuring and other like costs, long-term debt prepayment premiums and income tax-related adjustments, net income increased year over year by $27 million or 9.0% in the fourth quarter of 2014 and by $99 million or 7.1% in the full year of 2014.

Analysis of Net income
	Fourth quarters ended December 31			Years ended December 31
($ millions)	2014	2013	Change	2014	2013	Change
Net income	312	290	22	1,425	1,294	131
Add back (deduct):
Restructuring and other like costs, after income taxes	20	23	(3)	56	72	(16)
Long-term debt prepayment premium, after income taxes	—	—	—	10	17	(7)
Unfavourable (favourable) income tax-related adjustments	(4)	(12)	8	(6)	3	(9)
Net income excluding the above items	328	301	27	1,485	1,386	99

·                  Basic earnings per share (EPS) increased year over year by $0.04 or 8.5% in the fourth quarter of 2014 and by $0.29 or 14% in the full year of 2014. The impact of Public Mobile on basic EPS was $NIL in the fourth quarter of 2014 and a reduction of approximately $0.02 in the full year of 2014. The reduction in the number of shares from our advanced 2015 and completed 2014 NCIB program, net of share option exercises, contributed approximately $0.01 to the year-over-year increase in basic EPS in the fourth quarter and $0.09 in the full year of 2014, with the balance driven mainly by higher EBITDA. Excluding the effects of restructuring and other like costs, long-term debt prepayment premium and the income tax-related adjustments, basic EPS increased year over year by $0.04 or 8.2% in the fourth quarter of 2014 and by $0.25 or 12% in the full year of 2014.

Analysis of basic EPS ($)

	Fourth quarters ended December 31			Years ended December 31
	2014	2013	Change	2014	2013	Change
Basic EPS	0.51	0.47	0.04	2.31	2.02	0.29
Add back (deduct):
Restructuring and other like costs after income taxes, per share	0.03	0.04	(0.01)	0.09	0.11	(0.02)
Long-term debt prepayment premium after income taxes, per share	—	—	—	0.02	0.03	(0.01)
Favourable income tax-related adjustments, per share	(0.01)	(0.02)	0.01	(0.01)	—	(0.01)
Basic EPS excluding the above items	0.53	0.49	0.04	2.41	2.16	0.25

·                  Dividends declared per equity share were $0.40 in the fourth quarter of 2014, up 11% from the fourth quarter of 2013, and dividends declared per equity share were $1.52 in the full year of 2014, up 12% from the full year of 2013. On February 11, 2015, the Board declared a first quarter dividend of $0.40 per share on the issued and outstanding Common Shares, payable on April 1, 2015 to shareholders of record at the close of business on March 11, 2015. The first quarter dividend increased by $0.04 per share or 11% from the $0.36 per share dividend declared one year earlier, consistent with our multi-year dividend growth program.

·                  Effects of the acquisition of Public Mobile Holdings Inc.

On November 29, 2013, we acquired 100% of Public Mobile, a Canadian wireless communications operator focused on the Toronto and Montreal markets. The investment was made to enable further growth in our wireless segment operations, including the acquisition of additional spectrum licences. The migration of Public Mobile customers to our 4G network was completed in the third quarter of 2014.

The contribution of Public Mobile to our financial results in the three-month period and year ended December 31, 2014 was: (i) wireless revenues of $16 million in the fourth quarter of 2014 and $84 million in the full year of 2014, as compared to $9 million in the fourth quarter and full year of 2013; (ii) wireless EBITDA of $3 million in the fourth quarter of 2014 and wireless EBITDA loss of $13 million in the full year of 2014, as compared to a wireless EBITDA loss of $10 million in the fourth quarter and full year of 2013; and (iii) net income of $3 million in the fourth quarter of 2014 or approximately $NIL per share, and net loss of $14 million in the full year of 2014 or a reduction of approximately $0.02 per share, as compared to a net loss of $7 million in the fourth quarter and full year of 2013, or a reduction of $0.01 per share. As of January 1, 2015, Public Mobile will be fully incorporated into our operating metrics.

Liquidity and capital resource highlights

·                  Net debt to EBITDA — excluding restructuring and other like costs was 2.19 times at December 31, 2014, relatively flat when compared to 2.18 times at September 30, 2014, as the slightly higher net debt was largely offset by growth in EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is 1.50 to 2.00. As at December 31, 2014, this ratio is outside of the range of the long-term policy guideline as a result of funding the purchase of the

700 MHz spectrum licences: given the cash demands of upcoming spectrum auctions and other requirements, the assessment of the guideline and return to the range remains to be determined. Our strategy is to maintain credit ratings in the range of BBB+ to A-, or equivalent. We are well in compliance with the Leverage Ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 4.6).

·                  Cash provided by operating activities increased year over year by $191 million in the fourth quarter and by $161 million in the full year of 2014. In the fourth quarter, the increase resulted from higher consolidated EBITDA and other operating working capital changes, reduced contributions to employee defined benefit plans and lower income taxes paid. In the full year of 2014, the increase from higher consolidated EBITDA and reduced contributions to employee defined benefit plans was partly offset by higher income taxes and interest paid, as well as other operating working capital changes.

·                  Cash used by investing activities decreased year over year by $74 million in the fourth quarter and increased by $1.3 billion in the full year of 2014. The decrease in the quarter was due to the cash payment for the acquisition of Public Mobile in November 2013, as compared to nominal cash payments for acquisitions in the fourth quarter of 2014. The increase for the full year of 2014 was mainly due to increased capital expenditures and the payment for the 700 MHz spectrum acquisition. Capital expenditures (excluding spectrum licences) decreased year over year by $7 million in the fourth quarter and increased year over year by $249 million for the full year. The increase in the full year of 2014 was mainly due to our continued focus on investing in wireline and wireless broadband infrastructure to enhance our network coverage, speed and capacity. These investments include the 700 MHz spectrum deployment and LTE expansion, connecting more homes and businesses directly to fibre-optic cable, enhancing network and system resiliency and reliability to support our ongoing customers first initiatives and our growing subscriber base, and readying the network and systems for future retirement of legacy assets.

·                  Cash used by financing activities was $370 million in the fourth quarter of 2014, as compared to cash provided by financing activities of $365 million in the same period in 2013 due to a decrease in 2014 in long-term debt issued, net of repayments, payments for the purchase and cancellation of our Common Shares under our NCIB program and higher dividends paid. In the full year of 2014, cash used by financing activities decreased year over year by $613 million, as compared to 2013, due to an increase in long-term debt issued, net of repayments, and lower payments for the purchase and cancellation of our Common Shares under our NCIB program, partly offset by a reduction in Short-term borrowings and higher dividends paid (See Section 4.4).

In the full year of 2014, we returned $1.5 billion in cash to shareholders, consisting of $913 million in dividends paid and $612 million in share purchases pursuant to our NCIB program. In 2013, we returned $1.8 billion to our shareholders, including $852 million in dividends paid and $1.0 billion in share purchases.

·                  Free cash flow was $337 million in the fourth quarter of 2014 and approximately $1.1 billion in the full year of 2014, reflecting year-over-year increases of $201 million for the quarter and $6 million for the full year of 2014. The increase in the quarter resulted mainly from EBITDA growth, lower employer contributions to employee defined benefit plans, and lower income tax payments. For the full year of 2014, EBITDA growth and lower employer contributions to employee defined benefit plans were largely offset by higher capital expenditures (excluding spectrum licences), higher interest paid and other factors.

1.4 Performance scorecard (key performance measures)

In 2014, we achieved three of four original consolidated targets and three of four original segment targets, which were announced on February 13, 2014. We achieved our consolidated revenue targets due to an increase in wireless network revenues that was reflected in higher ARPU and growth in wireline data revenues. Wireless network revenues were close to the high end of our target range, reflecting growth in our subscriber base, higher data usage and a larger proportion of higher-rate two-year plans in the revenue mix. Wireline revenues were slightly below the low end of our target range due to price competition and lower business spending.

We met the target for consolidated EBITDA. Our target for wireless EBITDA was met due to an increase in network revenues driven by growth in our subscriber base and higher ARPU. Our target for wireline EBITDA was met due to continued revenue growth driven by enhanced data and TELUS TV revenues and operational efficiency initiatives.

Our capital expenditures in 2014 were above both our original target and revised guidance as a result of our continued focus on investment in wireline and wireless broadband infrastructure, including connecting more homes and businesses directly to fibre-optic cable and the deployment of recently acquired 700 MHz spectrum, as well as in network and system resiliency and reliability to support our ongoing customers first initiatives, and readying the network and systems for future retirement of legacy assets.

We met all but one of our long-term financial objectives, policies and guidelines, including generally maintaining a minimum of $1.0 billion of unutilized liquidity and observing our dividend payout ratio guideline of 65 to 75% of sustainable earnings on a prospective basis. As at December 31, 2014, we did not meet our Net debt to EBITDA — excluding restructuring and other like costs long-term policy guideline of 1.50 to 2.00, as a result of funding the purchase of the 700 MHz spectrum licences: given the cash demands of upcoming spectrum auctions and other requirements, the assessment of the guideline and return to the range remains to be determined.

We also completed eight targeted semi-annual dividend increases from 2011 to 2014. In May 2013, we announced our intention to target ongoing semi-annual dividend increases, with an annual increase of circa 10% through to the end of 2016, subject to the assessment and determination by our Board of Directors of our financial position and outlook on a quarterly basis and our long-term dividend payout ratio guideline of 65 to 75% of prospective sustainable net earnings. There can be no assurance that we will maintain this dividend growth program. See Caution regarding forward-looking statements — Ability to sustain dividend growth program of circa 10% per annum through 2016.

The following scorecard compares TELUS’ performance to our original 2014 targets and also presents our 2015 targets. Our 2015 targets, plans and assumptions are fully qualified by the Caution regarding forward-looking statements at the beginning of Management’s review of operations.

Scorecard

2014 performance
	Actual results and growth(4)	Original targets, growth and revised guidance(4)	Result	2015 targets and growth(6)
Consolidated
Revenues	$11.918 billion 4.6%	$11.9 to $12.1 billion 4 to 6%	✓	$12.350 to $12.550 billion 3 to 5%
EBITDA(1)	$4.229 billion 5.0%	$4.150 to $4.350 billion 3 to 8%	✓	$4.325 to $4.500 billion 3 to 7%
Basic EPS(2)	$2.33 14.9%	$2.25 to $2.45 11 to 21%	✓	$2.40 to $2.60 4 to 13%
Capital expenditures(3)	$2.359 billion	Approx. $2.3 billion(5)	X	Similar to 2014
Wireless segment
Network revenue (external)	$5.932 billion 5.3%	$5.9 to $6.0 billion 5 to 7%	✓	$6.175 to $6.300 billion 3 to 5%
EBITDA	$2.740 billion 4.9%	$2.725 to $2.825 billion 4 to 8%	✓	$2.850 to $2.950 billion 3 to 7%
Wireline segment
Revenue (external)	$5.415 billion 2.7%	$5.45 to $5.55 billion 3 to 5%	X	$5.525 to $5.625 billion 2 to 4%
EBITDA	$1.489 billion 5.3%	$1.425 to $1.525 billion 1 to 8%	✓	$1.550 to $1.625 billion 1 to 6%

Met target ✓; Missed target X.

(1)         See description in Section 5.1 Non-GAAP and other financial measures.

(2)         Adjusted for the two-for-one stock split effective April 16, 2013.

(3)         Exclude expenditures for spectrum licences.

(4)         Actual results, targets, revised guidance and growth rates in 2014 exclude Public Mobile.

(5)         Our capital expenditures guidance was revised in the third quarter of 2014. The original target was approximately $2.2 billion.

(6)         The targets for 2015 include Public Mobile. In addition, the 2015 segmented EBITDA target ranges and growth rates exclude restructuring and other like costs.

We made the following key assumptions when we announced the 2014 targets in February 2014.

Assumptions for 2014 targets and result

·                  Estimated economic growth in Canada of 2.4% in 2014 (assumption revised to 2.3% in the first quarter of 2014). We estimate economic growth in Canada was 2.3% in 2014.

·                  No material adverse regulatory rulings or government actions. Confirmed for 2014.

·                  Intense wireless and wireline competition, continuing from 2013, in both consumer and business markets. Confirmed for 2014.

·                  Approximately one to two percentage point increase in wireless industry penetration of the Canadian market, similar to 2013. We estimate there was a one percentage point increase in industry penetration in 2014.

·                  Ongoing subscriber adoption and upgrades to data-intensive smartphones at a rate consistent with 2013 levels (70 to 80% of postpaid gross additions), as customers want more mobile connectivity to the Internet. In 2014, smartphones represented 81% of our postpaid subscriber base.

·                  Wireless revenue growth from additional postpaid subscriber loadings consistent with increased industry market penetration, as well as modest increase in blended ARPU resulting from increased data usage, including from increased use of shared data plans, and subscriber mix. In 2014, wireless network revenues, excluding Public Mobile, grew by 5.2% and blended ARPU, excluding Public Mobile, grew by 2.9%.

·                  Flat to higher wireless acquisition expenses, dependent on gross loadings and market pressures. In 2014, acquisition and retention expenses increased by approximately 4%.

·                  Growth in wireline data revenues from an increase in Optik TV and high-speed Internet subscribers, consistent with 2013, and a modest increase in average revenue per customer, as well as from growth in business services. In 2014, wireline data revenue increased by 8.2%, while TV subscribers and high-speed Internet subscribers combined increased by 8.2%

·                  The integration of Public Mobile in 2014 is expected to result in consolidated and wireless EBITDA being negatively impacted by approximately $40 million, while basic EPS is expected to be negatively impacted by approximately $0.06. On November 6, 2014, reflecting the successful integration efforts of Public Mobile in 2014, we revised our expectation for consolidated and wireless EBITDA in 2014 being negatively impacted by less than $20 million (previously $40 million). The actual result was a negative impact of $13 million and the EPS loss was approximately $0.02.

·                  Pension plans: Defined benefit pension plan expense of approximately $85 million recorded in Employee benefits expense and approximately $2 million recorded in employee defined benefit plans net interest in Financing costs; a 4.75% discount rate for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of $105 million. In 2014, the defined benefit pension plan expense was approximately as estimated and defined benefit pension plan funding was $87 million.

·                  Restructuring and other like costs of approximately $75 million for continuing operational efficiency initiatives, with other margin enhancement initiatives to mitigate pressures from technological substitution and subscriber growth. The actual result was $75 million.

·                  Income taxes: Blended weighted average statutory income tax rate of 26.0 to 26.5% and cash income tax payments between $540 million and $600 million. Cash tax payments were expected to increase due to higher instalment payments based on 2013 income, the effect of the federal government’s enacted policy change that eliminates the ability to defer income taxes through the use of different tax year-ends for operating partnerships and corporate partners, and lower recoveries. The actual blended weighted average statutory income tax rate was 26.2% in 2014. The actual cash income tax payments were $464 million, lower than expected due to lower estimated taxes payable.

·                  Continued investments in broadband infrastructure and 4G LTE expansion and upgrades, as well as in network and systems resiliency and reliability. This is reflected in the 2014 capital expenditures.

·                  Moderate weakening of the Canadian dollar to U.S. dollar exchange rate relative to the average exchange rate in 2013. The actual result was that the Canadian dollar weakened from an average exchange rate of 97.1 U.S. cents during 2013 to 90.5 U.S. cents during 2014.

1.5 Financial and operating targets for 2015

We expect future growth through postpaid wireless net additions, combined with ongoing smartphone adoption and upgrades, as well as continued high-speed Internet and Optik TV subscriber growth.

For 2015, our targets include the impacts of Public Mobile. We have targeted consolidated revenues in the range of $12.350 to $12.550 billion, or growth of approximately 3 to 5%. Consolidated EBITDA is targeted in the range of $4.325 to $4.500 billion, or growth of approximately 3 to 7%. Revenue and EBITDA growth is expected to result from increases in wireless and wireline data services. Basic EPS is expected to be in the range of $2.40 to $2.60, or an increase of approximately 4% to 13% due to EBITDA growth, combined with a reduction in shares outstanding as a result of our NCIB program.

Wireless network revenue is targeted to be in the range of $6.175 to $6.300 billion in 2015, or an increase of approximately 3 to 5% due to modest growth in subscribers and in blended ARPU from increasing data usage. We estimate that the Canadian wireless market will grow in 2015, with a penetration gain of approximately one percentage point, similar to 2014. We also expect growth in data and roaming revenues will offset lower voice revenue. Wireless EBITDA – excluding restructuring and other like costs is targeted to be $2.850 to 2.950 billion, or an increase of approximately 3 to 7%.

Wireline revenue is targeted to be in the range of $5.525 to $5.625 billion in 2015, or an increase of approximately 2 to 4%, reflecting continued data revenue growth from high-speed Internet and Optik TV services, as well as from business services, including TELUS Health services, partially offset by continued decreases in legacy voice revenues. Wireline EBITDA – excluding restructuring and other like costs is targeted to be in the range of $1.550 to $1.625 billion in 2015, or an increase of approximately 1 to 6%. We anticipate marginal improvements from Optik TV services, large enterprise business services and efficiency initiatives, partially offset by the ongoing industry trend of revenue losses from higher-margin legacy voice services.

Consolidated capital expenditures, excluding the purchase of spectrum licences, in 2015 are targeted to be similar to 2014. We plan to continue investing in our wireless network for 4G LTE expansion and upgrades. We intend to continue broadband infrastructure expansion and upgrades, including bringing fibre-optic cable deeper into the network and connecting more homes and businesses to fibre, to support high-speed Internet and Optik TV subscriber growth and faster Internet broadband speeds, as well as invest in network and system resiliency and reliability to support our ongoing customers first initiatives and ready the network and systems for future retirement of legacy assets.

Our long-term financial objectives, policies and guidelines are described in Section 1.4. Achievement of our 2015 targets is subject to risks and uncertainties, including, but not limited to competition, regulatory matters, financing and debt requirements, taxation matters, economic conditions, litigation and other factors noted in our Caution regarding forward-looking statements. The 2015 targets are based on many assumptions including:

Assumptions for 2015 targets

·                  Economic growth in Canada estimated to be 2.1% in 2015.

·                  No material adverse regulatory rulings or government actions.

·                  Intense wireless and wireline competition, continuing from 2014, in both consumer and business markets.

·                  Approximately one percentage point increase in wireless industry penetration of the Canadian market, similar to 2014.

·                  Ongoing subscriber adoption and upgrades of data-intensive smartphones. as customers want more mobile connectivity to the Internet.

·                  Wireless revenue growth resulting from postpaid subscriber loadings consistent with increased industry market penetration, as well as a modest increase in blended ARPU resulting from higher-rate two-year plans, increased data usage, including from increased use of shared data plans, and subscriber mix.

·                  Higher wireless acquisition and retention expenses, dependent on gross loadings, market pressures and the impact of coterminous renewals of two-year and three-year plans.

·                  Growth in wireline data revenues, consistent with 2014, resulting from an increase in high-speed Internet and Optik TV subscribers, speed upgrades and expanding broadband infrastructure, as well as from growth in business services.

·                  Pension plans: Defined benefit pension plan expense of approximately $106 million recorded in Employee benefits expense and approximately $26 million recorded in employee defined benefit plans net interest in Financing costs; a 3.90% discount rate for employee defined benefit pension plan accounting purposes (2014 — 4.75%); and defined benefit pension plan funding of approximately $88 million.

·                  Restructuring and other like costs of approximately $75 million for continuing operational efficiency initiatives, with other margin enhancement initiatives to mitigate pressures from technological substitution and subscriber growth.

·                  Income taxes: Blended statutory income tax rate of 26.0 to 26.5% and cash income tax payments between $280 million and $340 million. Cash tax payments are decreasing in 2015, primarily due to lower final payments for the previous tax year. In 2014, cash income tax payments were $464 million.

·                  Continued investments in broadband infrastructure and for 4G LTE expansion and upgrades, as well as in network and systems resiliency and reliability.

·                  Participation in the Industry Canada wireless spectrum auctions for AWS-3 spectrum (1755 — 1780 MHz and 2155 — 2180 MHz), as well as for 2.5 GHz (2500 — 2690 MHz) bands currently expected in March 2015 and April 2015.

·                  Further weakening of the Canadian dollar to U.S. dollar exchange rate from the 90.5 U.S. cent average exchange rate in 2014, in part due to the impact of lower oil prices on Canada’s exports.

2.              Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the Management’s review of operations.

2.1 General

Our operating and reportable segments are wireless and wireline. Segmented information is regularly reported to our Chief Executive Officer (the chief operating decision-maker).

2.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1
Operating revenues	3,128	3,028	2,951	2,895	2,948	2,874	2,826	2,756
Operating expenses
Goods and services purchased	1,476	1,333	1,268	1,222	1,349	1,237	1,222	1,154
Employee benefits expense	651	630	610	596	648	602	606	568
Depreciation and amortization	468	459	444	463	461	445	446	451
Total operating expenses	2,595	2,422	2,322	2,281	2,458	2,284	2,274	2,173
Operating income	533	606	629	614	490	590	552	583
Financing costs	115	124	115	102	110	109	132	96
Income before income taxes	418	482	514	512	380	481	420	487
Income taxes	106	127	133	135	90	125	134	125
Net income and Net income attributable to equity shares	312	355	381	377	290	356	286	362
Net income per equity share (1)
— Basic	0.51	0.58	0.62	0.61	0.47	0.56	0.44	0.56
— Diluted	0.51	0.58	0.62	0.60	0.46	0.56	0.44	0.55
Dividends declared per equity share (1)	0.40	0.38	0.38	0.36	0.36	0.34	0.34	0.32
Additional information
EBITDA (2)	1,001	1,065	1,073	1,077	951	1,035	998	1,034
Restructuring and other like costs included in EBITDA (2)	26	30	11	8	33	15	39	11
EBITDA — excluding restructuring and other like costs (2)	1,027	1,095	1,084	1,085	984	1,050	1,037	1,045
Free cash flow (2)	337	219	210	291	136	365	192	358

(1)         Adjusted for the two-for-one stock split effective April 16, 2013.

(2)         See Section 5.1 Non-GAAP and other financial measures.

Trends

The consolidated revenue trend continues to reflect year-over-year increases in: (i) wireless network revenues generated from a growing subscriber base and higher ARPU driven by data usage; (ii) wireless equipment revenue that has generally increased from sales of higher value smartphones and retention volumes; and (iii) growth in wireline data revenues driven by Internet, enhanced data services, TELUS TV, business process outsourcing and TELUS Health services. This growth exceeded the declines in wireless voice revenues and wireline voice and other revenues.

Increasing wireless network revenues reflect growth in revenue from subscriber additions, growth in data usage and higher retail and wholesale data roaming revenues, partly offset by declines in voice revenue. Data revenue growth reflects increased data consumption driven by the higher adoption of smartphones, tablets and other wireless devices, expansion of networks, greater use of applications and other wireless data, as well as increased proportion of higher-rate two-year plans. Consequently, monthly blended ARPU has increased year over year for 17 consecutive quarters. The data revenue growth trend is impacted by competitive pressures driving larger allotments of data provided in rate plans, including data sharing, and an increasing number of unlimited-messaging rate plans, as well as off-loading of data traffic to increasingly available Wi-Fi hotspots. In July 2013, we introduced new two-year wireless rate plans, which have impacted acquisition and retention trends, as well as data usage, as subscribers optimize unlimited talk and text and shared data plans, and which we expect will increase the frequency of subscribers updating their devices and services. ARPU is expected to continue to increase over time as our customer base renews to the two-year plans and as data usage continues to grow. However, the outcome is highly dependent on competition and consumer behaviour, government decisions, device selection and other factors. Additionally, the implementation of the new CRTC national Wireless Code may cause operational challenges, due to two and three-year customer contracts ending coterminously in 2015.

Historically, there has been significant third and fourth quarter seasonality with respect to higher wireless subscriber additions, an increase in related acquisition costs and equipment sales, and higher retention costs due to contract renewals. Typically, these impacts can also be more pronounced around iconic device launches. Wireless EBITDA usually decreases sequentially from the third quarter to the fourth quarter due to continued competitive intensity and seasonal loading. Subscriber additions have typically been lowest in the first quarter. Historically, monthly wireless ARPU has experienced seasonal sequential increases in the second and third quarters, reflecting higher levels of usage and roaming in the vacation season, and seasonal sequential declines in the fourth and first quarters.

The trend of increasing wireline data revenue reflects growth in high-speed Internet and enhanced data services, including increases in usage and adoption of higher speed services, the continuing but moderating expansion of the TELUS TV subscriber base (up 12% in the 12-month period ended December 31, 2014), growth in business process outsourcing, growth in TELUS Health solutions, and rate increases. Higher Internet service revenues are due to a greater high-speed Internet subscriber base (up 5.7% in the 12-month period ended December 31, 2014), bundling of offers with Optik TV and certain rate increases. A general trend of declining wireline voice revenues and NALs is due to competition from voice over IP (VoIP) service providers (including cable-TV competitors), resellers and facilities-based competitors, as well as technological substitution to wireless and IP-based services and applications. Business NAL losses have been moderating, in part from large customer installations, and investments in service and customer offerings in the small and medium-sized business (SMB) markets.

The trend in the Goods and services purchased expense reflects increasing content costs due to a growing TELUS TV subscriber base and higher content rates, increasing wireless equipment expenses associated with a higher proportion of smartphones in the sales mix, higher retention volumes and higher network operating costs for the growing wireless subscriber base.

The trend in Employee benefits expense reflects increases in compensation and an increase in the number of wireline full-time equivalent (FTE) employees from acquisitions and contractor conversions, partly offset by higher capitalized labour costs associated with increased capital expenditures, as described in Section 4.3. Employee benefits expense includes employee-related restructuring and other like costs, which tend to fluctuate from quarter to quarter.

The general trend in depreciation and amortization has increased slightly, as underlying increases related to growth in capital assets from acquisitions, the expansion of our broadband footprint and enhanced LTE network coverage are partly offset by adjustments related to our continuing program of asset life studies.

Financing costs include long-term debt prepayment premiums of approximately $13 million in the third quarter of 2014 and $23 million in the second quarter of 2013, partly offset by lower employee defined benefit plan net interest in 2014 from a decrease in discount rate for the employee defined benefit pension plans and their associated deficit at the end of 2012 moving to a nominal surplus at the end of 2013. In addition, financing costs for the eight periods shown include varying amounts of foreign exchange gains or losses and varying amounts of interest income. Employee defined benefit plans net interest is expected to increase in 2015 as a result of the change in net surplus to a net deficit and the application of a lower discount rate at December 31, 2014.

The trend in net income reflects the items noted above, as well as adjustments arising from legislated income tax changes and adjustments recognized in the current period for income tax of prior periods, including any related after-tax interest on reassessments. The trend in basic EPS also reflects the impact of share purchases under our NCIB program.

The trend in cash provided by operating activities reflects growth in consolidated EBITDA, net of higher interest expenses related to re-financing activities and increased income tax payments. The trend in free cash flow also reflects the factors in cash provided by operating activities, as well as increases in capital expenditures (excluding spectrum licences), but excludes the effects of certain changes in working capital, such as trade accounts receivable and trade accounts payable. Our expenditures on spectrum licences are expected to continue as we expect to participate in future spectrum auctions.

2.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segmented discussion is provided in Section 2.4 Wireless segment, Section 2.5 Wireline segment and in Section 4.3 Cash used by investing activities — capital expenditures.

Operating revenues

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2014	2013	Change	2014	2013	Change
Service	2,856	2,699	5.8%	11,108	10,601	4.8%
Equipment	259	229	13.1%	819	735	11.4%
Revenues arising from contracts with customers	3,115	2,928	6.4%	11,927	11,336	5.2%
Other operating income	13	20	(35.0)%	75	68	10.3%
	3,128	2,948	6.1%	12,002	11,404	5.2%

·                  Service revenue increased year over year by $157 million in the fourth quarter of 2014 and $507 million in the full year of 2014, reflecting growth in the wireless subscriber base; higher wireless data usage from continued adoption of smartphones and other data-centric wireless devices; growth in wireless wholesale data roaming volumes; effects of higher-rate wireless two-year plans; higher wireline Internet, enhanced data and TELUS TV services revenues due to subscriber growth; and increased wireline business process outsourcing and TELUS Health services revenues. This growth was partly offset by declines in wireless and wireline voice revenues.

·                  Equipment revenue increased year over year by $30 million in the fourth quarter of 2014 and by $84 million in the full year of 2014. Wireless equipment revenues increased year over year by $49 million in the fourth quarter and $95 million in the full year of 2014, as a result of a higher proportion of more expensive smartphones in the sales mix and greater retention volumes. These increases were partly offset by declines in wireline data equipment largely due to lower business spending.

·                  Other operating income decreased year over year by $7 million in the fourth quarter of 2014 and increased by $7 million in the full year of 2014 due to gains from the sale of certain real estate assets and other investments.

Operating expenses

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2014	2013	Change	2014	2013	Change
Goods and services purchased	1,476	1,349	9.4%	5,299	4,962	6.8%
Employee benefits expense	651	648	0.5%	2,487	2,424	2.6%
Depreciation	366	347	5.5%	1,423	1,380	3.1%
Amortization of intangible assets	102	114	(10.5)%	411	423	(2.8)%
	2,595	2,458	5.6%	9,620	9,189	4.7%

Consolidated operating expenses increased year over year by $137 million in the fourth quarter of 2014 and $431 million in the full year of 2014.

·                  Goods and services purchased increased year over year by $127 million in the fourth quarter of 2014 and $337 million in the full year of 2014. The increases reflect higher programming costs for TELUS TV services, wireless equipment expenses associated with a higher proportion of smartphones in the sales mix, higher retention volumes, an increase in network and support costs for the growing wireless subscriber base, the expansion of our wireless distribution channels, increased wireless roaming volumes, a higher wireline cost of sales associated with increased TELUS Health revenues, and a retroactive assessment of additional TV revenue contribution expense of approximately $15 million towards our Canadian programming funding requirements in the third quarter of 2014, net of lower total wireless subscriber gross additions in the full year and reduced wireline external labour requirements.

·                  Employee benefits expense increased year over year by $3 million in the fourth quarter of 2014 and $63 million in the full year of 2014, mainly due to higher compensation and benefit costs, an increase in the number of wireline FTEs to provide customer service and technical support, and the addition of employees from business acquisitions, partly offset by lower employee-related restructuring costs and higher capitalized labour for the three-month period and full year. The decrease in restructuring and other like costs for the full year of 2014 is due to higher expenses in 2013 associated with cost structure reduction initiatives.

·                  Depreciation increased year over year by $19 million in the fourth quarter of 2014 and by $43 million in the full year of 2014 due to growth in capital assets (such as broadband and TV-related assets, the wireless LTE network and Internet data centres or IDCs), partly offset by the impact of our continuing program of asset life studies.

·                  Amortization of intangible assets decreased year over year by $12 million in both the fourth quarter and the full year of 2014. The decrease in the quarter reflects $17 million of software asset life adjustments arising from our continuing program of asset life studies, partly offset by growth in intangible asset base. The decrease in the full year of 2014 reflects $57 million of software asset life adjustments arising from our continuing program of asset life studies, partly offset by growth of $36 million in the intangible asset base and a $9 million increase from new administrative and network software assets and acquisitions.

In December 2014, we carried out our annual impairment testing for intangible assets and goodwill. It was determined that there were no impairments.

Operating income

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2014	2013	Change	2014	2013	Change
Operating income	533	490	8.8%	2,382	2,215	7.5%

Operating income increased year over year by $43 million in the fourth quarter of 2014 and $167 million in the full year of 2014. In the fourth quarter, this was composed of increases in wireless EBITDA of $37 million and wireline EBITDA of $13 million, partly offset by a $7 million increase in total depreciation and amortization expenses. Higher operating income in the full year of 2014 was composed of increases in wireless EBITDA of $123 million and wireline EBITDA of $75 million, partly offset by a $31 million increase in total depreciation and amortization expenses.

Financing costs

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2014	2013	Change	2014	2013	Change
Interest expenses, excluding long-term debt prepayment premium	117	97	20.6%	446	380	17.4%
Long-term debt prepayment premium, before income taxes	—	—	n/m	13	23	(43.5)%
Employee defined benefit plans net interest	1	14	n/m	3	54	(94.4)%
Interest (income) and foreign exchange (gains) or losses	(3)	(1)	n/m	(6)	(10)	40.0%
	115	110	4.5%	456	447	2.0%

Financing costs increased year over year by $5 million in the fourth quarter of 2014 and $9 million in the full year of 2014, mainly due to the following factors:

·                  Interest expenses increased year over year by $20 million in the fourth quarter of 2014 and $66 million in the full year of 2014, primarily due to the increase in average long-term debt balances outstanding, partly offset by a reduction in the effective interest rate.

·                  Long-term debt prepayment premium decreased by $10 million in 2014. In 2014, we recorded a $13 million prepayment premium before income taxes related to the early redemption of $500 million of 5.95% Series CE Notes in September 2014. In 2013, we recorded a premium of $23 million before income taxes for our early redemption in May 2013 of $700 million of 4.95% Series CF Notes.

·                  Employee defined benefit plans net interest is calculated for each year based on the net defined benefit surplus (deficit) at December 31 of the respective previous year. The decreases in employee defined benefit net interest in 2014 reflect the net employee defined benefit pension plan deficit moving to a nominal surplus at the end of 2013 due to strong returns and the application of a higher discount rate at December 31, 2013, net of an increase in life expectancy assumptions. Employee defined benefit plans net interest is expected to increase in 2015 as a result of the change in net surplus to a net deficit and the application of a lower discount rate at December 31, 2014. See Note 14 of our 2014 Consolidated financial statements for assumptions.

·                  Interest income and foreign exchange gains or losses fluctuate from period to period. Interest income was $1 million in the fourth quarter and $2 million in the full year of 2014, as compared to $1 million in the fourth quarter and $8 million in the full year of 2013. Foreign exchange gain in the fourth quarter of 2014 was $2 million compared to $NIL in the fourth quarter of 2013. Foreign exchange gain was $4 million in the full year of 2014 and $2 million in the full year of 2013.

Re-financing activities reduced near-term long-term debt re-financing risk by extending our average term-to-maturity of long-term debt (excluding commercial paper) to approximately 11 years at December 31, 2014, from approximately nine years at December 31, 2013. Our weighted-average interest rate on long-term debt (excluding commercial paper) was 4.72% at December 31, 2014, as compared to 5.00% one year earlier. TELUS’ short-term commercial paper issuance is backstopped by a committed term credit facility that expires May 31, 2019. For additional details, see Long-term debt issues and repayments in Section 4.4.

Income taxes

	Fourth quarters ended December 31				Years ended December 31
($ millions, except tax rates)	2014	2013	Change		2014	2013	Change
Basic blended income tax, at weighted average statutory income tax rates	109	99	10.1%		504	461	9.3%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	—	—		—	22	n/m
Adjustments recognized in the current period for income tax of prior periods	(4)	(12)	66.7%		(6)	(14)	57.1%
Other	1	3	(66.7)%		3	5	(40.0)%
	106	90	17.8%		501	474	5.7%
Blended statutory tax rates (%)	26.0	26.1	(0.1	)pts.	26.2	26.1	0.1	pts.
Effective tax rates (%)	25.4	23.7	1.7	pts.	26.0	26.8	(0.8	)pts.

The total income tax expense increased year over year by $16 million in the fourth quarter of 2014 and $27 million in the full year of 2014. This resulted mainly from increased basic blended income tax, at weighted average statutory income tax rates due to growth in pre-tax income. For the full year, this increase was partly offset by the $22 million revaluation of the deferred income tax liability in 2013 to reflect the increase in the B.C. provincial corporate income tax rate from 10% to 11% effective April 2013.

Comprehensive income

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2014	2013	Change	2014	2013	Change
Net income	312	290	7.6%	1,425	1,294	10.1%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	9	(2)	n/m	7	(9)	n/m
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	(652)	755	n/m	(445)	998	n/m
Comprehensive income	(331)	1,043	n/m	987	2,283	(56.8)%

Comprehensive income decreased by approximately $1.3 billion in the fourth quarter and full year of 2014, primarily due to a decrease in employee defined benefit plan re-measurements (a year-over-year decrease in the discount rate being only partially offset by employee defined benefit plan returns in excess of the discount rate), partly offset by an increase in net income. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments.

2.4 Wireless segment

Wireless operating indicators (excluding Public Mobile) (1)

At December 31	2014	2013	Change
Subscribers (1)(2) (000s)
Postpaid	7,108	6,751	5.3%
Prepaid	992	1,056	(6.1)%
Total	8,100	7,807	3.8%
Postpaid proportion of subscriber base (1)(2)(%)	87.8	86.5	1.3	pts.
HSPA+ population coverage (3) (millions)	35.3	34.9	1.1%
LTE population coverage (3) (millions)	31.7	28.8	10.1%

	Fourth quarters ended December 31				Years ended December 31
	2014	2013	Change		2014	2013	Change
Subscriber gross additions (1)(2) (000s)
Postpaid	308	291	5.8%		1,075	1,118	(3.8)%
Prepaid	123	127	(3.1)%		459	496	(7.5)%
Total	431	418	3.1%		1,534	1,614	(5.0)%
Subscriber net additions (1)(2) (000s)
Postpaid	118	113	4.4%		357	378	(5.6)%
Prepaid	(8)	(22)	63.6%		(64)	(71)	9.9%
Total	110	91	20.9%		293	307	(4.6)%
Blended ARPU, per month (1)(4) ($)	64.20	61.86	3.8%		63.13	61.38	2.9%
Churn, per month (1)(4) (%)
Blended	1.33	1.41	(0.08	)pts.	1.31	1.41	(0.10	)pts.
Postpaid	0.94	0.97	(0.03	)pts.	0.93	1.03	(0.10	)pts.
COA (5) per gross subscriber addition (1)(4) ($)	440	453	(2.9)%		405	400	1.3%
Retention spend to network revenue (1)(4) (%)	14.3	12.9	1.4	pts.	11.8	11.4	0.4	pts.
Retention volume(1) (units)	578	516	12.0%		1,971	1,913	3.0%

(1)         Where noted, wireless operating indicators exclude Public Mobile subscribers, which are all prepaid (acquired on November 29, 2013).

(2)         Effective with the second quarter of 2013 and on a prospective basis, M2M subscribers have been excluded from all subscriber-based measures. Cumulative subscribers include an April 1, 2013, opening balance adjustment to remove approximately 76,000 M2M subscribers. Effective with the fourth quarter of 2013, and on a prospective basis, we have adjusted postpaid wireless subscribers to remove Mike® subscriptions, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscriptions, representing those who, in our judgment, are unlikely to migrate to our new services.

(3)         Including network access agreements with other Canadian carriers.

(4)         See Section 5.2 Wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(5)         Cost of acquisition.

Operating revenues — wireless segment

	Fourth quarters ended December 31				Years ended December 31
($ millions, except ratios)	2014	2013	Change		2014	2013	Change
Network revenues	1,549	1,434	8.0%		6,008	5,641	6.5%
Equipment and other	195	151	29.1%		579	489	18.4%
External operating revenues	1,744	1,585	10.0%		6,587	6,130	7.5%
Intersegment network revenue	15	11	36.4%		54	47	14.9%
Total operating revenues (1)	1,759	1,596	10.2%		6,641	6,177	7.5%
Total operating revenues (excluding Public Mobile)	1,743	1,587	9.8%		6,557	6,168	6.3%
Data revenue to network revenues (%)	52	45	7	pts.	50	44	6	pts.

(1)        Includes Public Mobile revenues of $16 in the fourth quarter of 2014 and $84 in the full year of 2014. Fourth quarter revenues are composed of network revenues of $16 and equipment and other revenues of $NIL. Revenues for the full year of 2014 consist of network revenues of $76 and equipment and other revenues of $8. In the fourth quarter and full year of 2013, Public Mobile revenues were $9, composed of $7 network revenues and $2 other revenues.

Total wireless operating revenues increased year over year by $163 million or 10% in the fourth quarter of 2014 and by $464 million or 7.5% in the full year of 2014, due to ARPU growth driven by a 25% increase in data network revenue in the fourth quarter of 2014, as well as equipment sales, partly offset by a decline in voice network revenue. Included in the total are Public Mobile’s network, equipment and other revenues totalling $16 million in the fourth quarter of 2014, and $84 million for the full year of 2014.

Network revenues from external customers increased year over year by $115 million in the fourth quarter of 2014 and $367 million in the full year of 2014. Network revenues, excluding Public Mobile, were $1.5 billion in the fourth quarter of 2014 and $5.9 billion for the full year of 2014, an increase of $106 million or 7.4% in the fourth quarter and $298 million or 5.3% in the full year when compared to the same periods in 2013. Data network revenue, excluding Public Mobile, increased year over year by 24% in the fourth quarter of 2014 and 21% in the full year of 2014. The increases reflect growth in the subscriber base, higher data usage from continued adoption of smartphones and other data-centric wireless devices, the expansion of our LTE network coverage, higher wholesale data roaming revenues and increased proportion of higher-rate two-year plans in the revenue mix. Voice network revenue, excluding Public Mobile, decreased year over year by 7.4% in the fourth quarter of 2014 and 7.5% in the full year of 2014. The decline in voice revenue is due to the increased adoption of unlimited nationwide voice plans, as well as continued but moderating substitution to data services and features.

·                  Monthly blended ARPU, excluding Public Mobile, was $64.20 in the fourth quarter of 2014 and $63.13 in the full year of 2014, reflecting a $2.34 or 3.8% year-over-year increase in the quarter and a $1.75 or 2.9% year-over-year increase for the full year. The increases were due to growth in data usage, increased wholesale data roaming revenues, a more favourable postpaid subscriber mix and the effects of higher-rate two-year plans, partly offset by declines in voice revenue due to the increased adoption of unlimited nationwide voice plans.

·                  Gross subscriber additions, excluding Public Mobile, were 431,000 in the fourth quarter, reflecting a year-over-year increase of 13,000, while gross additions were 1,534,000 in the full year of 2014, reflecting a year-over-year decrease of 80,000. Postpaid gross additions were 308,000 in the fourth quarter of 2014 and 1,075,000 in the full year of 2014, reflecting a year-over-year increase of 17,000 in the quarter and a year-over-year decrease of 43,000 for the full year. The increase in the fourth quarter reflects increased customer demand for our products and services, including demand from greater availability of iconic devices. The decrease in the full year of 2014 is due to slower market growth and customers optimizing their device plan choices, partly offset by higher tablet loading. Prepaid gross additions were 123,000 in the fourth quarter of 2014 and 459,000 in the full year of 2014, reflecting year-over-year decreases of 4,000 in the quarter and 37,000 for the full year.

·                  Net subscriber additions, excluding Public Mobile, were 110,000 in the fourth quarter and 293,000 in the full year of 2014, reflecting a year-over-year increase of 19,000 in the quarter and a year-over-year decrease of 14,000 for the full year. The increase in net subscriber additions in the fourth quarter of 2014 was due to a reduction in our postpaid churn rate in 2014 and increased customer demand for our products and services. The decrease in the full year of 2014 was due to slower market growth and customers optimizing their device plan choices. Postpaid net additions were 118,000 in the fourth quarter of 2014 and 357,000 in the full year of 2014, reflecting a year-over-year increase of 5,000 in the quarter, and for the full year, a year-over-year decrease of 21,000 due to factors described in gross subscriber additions, partly offset by a reduction in our postpaid churn rate to 0.93%. Prepaid subscribers decreased by 8,000 in the fourth quarter of 2014 and by 64,000 in the full year of 2014. Prepaid losses reflect conversions to postpaid services, market saturation with respect to prepaid services and continued competitive intensity in the lower end of the market typically served by prepaid plans.

·                 Our average monthly postpaid subscriber churn rate was 0.94% in the fourth quarter and 0.93% in the full year of 2014, as compared to 0.97% in the fourth quarter and 1.03% in the full year of 2013. Our blended monthly subscriber churn rate, excluding Public Mobile, was 1.33% in the fourth quarter of 2014 and 1.31% for the full year of 2014, as compared to 1.41% in both the fourth quarter and the full year of 2013. The improvement in the blended churn rate was due to our continued focus on customers first initiatives and our clear and simple approach, which differentiate TELUS in an intensely competitive market, and also due to a greater proportion of postpaid clients in our subscriber base.

Equipment and other revenues increased year over year by $44 million in the fourth quarter of 2014 and by $90 million in the full year of 2014. Equipment and other revenues, excluding Public Mobile, increased by $46 million in the fourth quarter and by $84 million in the full year of 2014, mainly due to higher retention volumes, a higher proportion of smartphones in the sales mix, increased availability of iconic devices in the fourth quarter and higher retention volumes, partly offset by lower gross additions in the full year of 2014.

·                  The smartphone adoption rate remained strong at 79% of postpaid gross additions in the fourth quarter of 2014 (77% in the fourth quarter of 2013). Smartphone subscribers represented 81% of the postpaid subscriber base at December 31, 2014, an increase from 77% at the end of 2013. Smartphone subscribers generate significantly higher ARPU and have lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies related to multiple-year contract sales or renewals. A greater proportion of smartphones in the sales mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue per customer.

Intersegment revenue in the wireless segment represents network services provided to the wireline segment. Such revenues are eliminated upon consolidation along with the associated expenses.

Operating expenses — wireless segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2014	2013	Change	2014	2013	Change
Goods and services purchased:
Equipment sales expenses	452	378	19.6%	1,423	1,279	11.3%
Network operating expenses	194	181	7.2%	776	707	9.8%
Marketing expenses	138	126	9.5%	426	423	0.7%
Other (1)	166	140	18.6%	603	507	18.9%
Employee benefits expense (1)	180	179	0.6%	686	657	4.4%
Wireless operating expenses (2)	1,130	1,004	12.5%	3,914	3,573	9.5%
Wireless operating expenses (excluding Public Mobile)	1,117	985	13.4%	3,817	3,554	7.4%

(1) Includes restructuring and other like costs. See Section 5.1 Non-GAAP and other financial measures.

(2) Includes Public Mobile-related operating expenses totalling $13 in the fourth quarter and $97 in the full year of 2014. In the fourth quarter and full year of 2013, Public Mobile-related operating expenses were $19.

Wireless operating expenses increased year over year by $126 million in the fourth quarter of 2014 and by $341 million in the full year of 2014, when compared to the same periods in 2013. This includes Public Mobile operating expenses of $13 million in the fourth quarter and $97 million in the full year of 2014. Wireless expenses, excluding Public Mobile, increased by $132 million in the fourth quarter and by $263 million in the full year of 2014.

Equipment sales expenses increased year over year by $74 million in the fourth quarter of 2014 and by $144 million in the full year of 2014. Excluding Public Mobile, the increase was $77 million for the fourth quarter and $142 million for the full year of 2014, reflecting a high proportion of smartphones sold to new and existing customers in the fourth quarter of 2014, increased retention volumes, and for the fourth quarter, higher gross additions.

·                  Retention costs as a percentage of network revenue, excluding Public Mobile, were 14.3% in the fourth quarter and 11.8% in the full year of 2014, as compared to 12.9% in the fourth quarter and 11.4% in the full year of 2013. The year-over-year increases in the fourth quarter and full year of 2014 were due to greater retention volumes, increased per-unit subsidy costs due to a continued shift to higher-cost smartphone devices and increased commissions.

·                  COA per gross subscriber addition, excluding Public Mobile, was $440 in the fourth quarter of 2014 and $405 for the full year of 2014, reflecting a decrease of $13 in the fourth quarter and an increase $5 in the full year of 2014, from the same periods in 2013. The decrease in the quarter resulted from a different mix of subscribers loaded, as compared to the same period in 2013. The increase in the full year was mainly due to higher per-unit subsidy costs reflecting a greater proportion of smartphones in the sales mix and higher commissions.

Network operating expenses increased year over year by $13 million in the fourth quarter and by $69 million in the full year of 2014. Excluding Public Mobile, the increase was $15 million in the fourth quarter and $45 million in the full year of 2014, as higher costs associated with operating the expanding LTE network and supporting the growing subscriber base, along with higher data and voice roaming expenses, were partly offset by reduced roaming rates.

Marketing expenses increased by $12 million year over year in the fourth quarter and by $3 million in the full year of 2014. Excluding Public Mobile, the increase was $12 million in the fourth quarter of 2014 and was flat in the full year of 2014. The increase in the quarter was due to the timing of promotional campaigns focused on the fourth quarter and higher commissions associated with stronger retention loading.

Other goods and services purchased increased year over year by $26 million in the fourth quarter and by $96 million in the full year of 2014. Excluding Public Mobile, the increase was $25 million in the fourth quarter and $61 million in the full year of 2014, resulting from greater external labour costs, higher administrative costs and increased bad debt provision to support the growing subscriber base, the expansion of our distribution channels and increased roaming volumes.

Employee benefits expense increased year over year by $1 million in the fourth quarter and by $29 million in the full year of 2014. Excluding Public Mobile, the increase was $3 million in the fourth quarter and $15 million in the full year of 2014 due to higher compensation and benefit costs, including share-based compensation, partly offset by an increase in capitalized labour costs and a decrease in the number of FTEs from our ongoing operational efficiency initiatives.

EBITDA — wireless segment

	Fourth quarters ended December 31				Years ended December 31
($ millions, except margins)	2014	2013	Change		2014	2013	Change
EBITDA (1)	629	592	6.3%		2,727	2,604	4.7%
Restructuring and other like costs included in EBITDA (2)	6	12	(50.0)%		30	30	—
EBITDA — excluding restructuring and other like costs	635	604	5.1%		2,757	2,634	4.7%
EBITDA — excluding restructuring and other like costs (excluding Public Mobile)	631	606	4.2%		2,767	2,636	5.0%
EBITDA margin (%)	35.8	37.0	(1.2	)pts.	41.1	42.1	(1.0	)pts.
EBITDA margin — excluding restructuring and other like costs (%)	36.1	37.8	(1.7	)pts.	41.5	42.6	(1.1	)pts.

(1) Includes positive Public Mobile impact of $3 for the fourth quarter and negative impact of $13 for full year of 2014, as compared to a negative $10 impact in the fourth quarter and full year of 2013.

(2) Includes $1 related to Public Mobile for the fourth quarter of 2014 and $3 for full year of 2014, as compared to $8 in the fourth quarter and full year of 2013.

Wireless EBITDA increased year over year by $37 million or 6.3% in the fourth quarter and by $123 million or 4.7% in the full year of 2014. Wireless EBITDA, excluding Public Mobile, was $626 million in the fourth quarter of 2014 or a year-over-year increase of 4.1% and $2.7 billion in the full year of 2014 or a year-over-year increase of 4.9%. Wireless EBITDA excluding restructuring and other like costs increased year over year by $31 million or 5.1% in the fourth quarter and by $123 million or 4.7% in the full year of 2014. The increases in EBITDA reflect network revenue growth driven by higher ARPU and a larger customer base, partly offset by higher retention spend, increased customer service, network operating and distribution channel expenses.

2.5 Wireline segment

Wireline operating indicators

At December 31 (000s)	2014	2013	Change
High-speed Internet subscribers	1,475	1,395	5.7%
TELUS TV subscribers	916	815	12.4%
Network access lines (NALs):
Residential	1,556	1,643	(5.3)%
Business	1,613	1,611	0.1%
Total NALs	3,169	3,254	(2.6)%
Total wireline subscriber connections	5,560	5,464	1.8%

	Fourth quarters ended December 31			Years ended December 31
(000s)	2014	2013	Change	2014	2013	Change
High-speed Internet subscriber net additions	22	21	4.8%	80	69	15.9%
TELUS TV subscriber net additions	28	38	(26.3)%	101	137	(26.3)%
Net NAL gains (losses):
Residential	(20)	(25)	20.0%	(87)	(124)	29.8%
Business	(5)	(5)	—	2	(28)	n/m
Total NALs	(25)	(30)	16.7%	(85)	(152)	44.1%
Total wireline subscriber connections net additions	25	29	(13.8)%	96	54	77.8%

Operating revenues — wireline segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2014	2013	Change	2014	2013	Change
Revenues arising from contracts with customers:
Data service and equipment	911	851	7.1%	3,472	3,208	8.2%
Voice service	393	419	(6.2)%	1,615	1,735	(6.9)%
Other services and equipment	67	75	(10.7)%	255	267	(4.5)%
	1,371	1,345	1.9%	5,342	5,210	2.5%
Other operating income	13	18	(27.8)%	73	64	14.1%
External operating revenues	1,384	1,363	1.5%	5,415	5,274	2.7%
Intersegment revenue	44	43	2.3%	175	169	3.6%
Total operating revenues	1,428	1,406	1.6%	5,590	5,443	2.7%

Total wireline operating revenues increased year over year by $22 million or 1.6% in the fourth quarter of 2014 and by $147 million or 2.7% in the full year of 2014, driven by continued growth in data revenue resulting from a larger subscriber base, partly offset by ongoing declines in legacy voice and equipment revenues, as well as continued competitive pressures.

Revenues arising from contracts with customers increased year over year by $26 million or 1.9% in the fourth quarter of 2014 and by $132 million or 2.5% in the full year of 2014.

·                  Data service and equipment revenues increased year over year by $60 million in the fourth quarter of 2014 and by $264 million in the full year of 2014, primarily due to: (i) increased Internet and enhanced data service revenues resulting from a 5.7% increase in high-speed Internet subscribers over 12 months, customer upgrades to faster Internet speeds, subscribers coming off of promotional offers and higher revenue per customer in part from certain rate increases; (ii) increased TELUS TV revenues resulting from a 12% subscriber growth over 12 months; (iii) growth in business process outsourcing revenues; and (iv) increased TELUS Health revenues. These increases were partly offset by declines in data equipment sales combined with lower videoconferencing revenues, largely due to lower business spending.

·                  Voice service revenues decreased year over year by $26 million in the fourth quarter of 2014 and by $120 million in the full year of 2014. The decreases reflect the ongoing decline in legacy revenues from technological substitution, increased competition, greater use of inclusive long distance plans and lower long distance minutes of use. We experienced a 2.6% decline in NALs in the last 12 months.

·                  Wireline subscriber connections net additions were 25,000 in the fourth quarter of 2014 and 96,000 in the full year of 2014, reflecting a decrease of 4,000 in the fourth quarter and an improvement of 42,000 in the full year of 2014, as compared to the same periods in 2013.

·                  Net additions of high-speed Internet subscribers increased in the fourth quarter and the full year of 2014 when compared to the same periods in 2013, as a result of the expansion of our high-speed broadband footprint, a pull-through impact due to the continued adoption of Optik TV, increasing broadband speeds and improvements in our customer churn rate. Net additions of TELUS TV subscribers declined in the fourth quarter of 2014 and the full year of 2014, as expansion of our addressable high-speed broadband footprint and improvements in our customer churn rate were offset by the effects of slower subscriber growth. Continued focus on expanding our addressable high-speed Internet and Optik TV footprint, combined with bundling these services together, has resulted in a combined Internet and TV subscriber growth of 8.2% over the last 12 months.

·                  Residential NAL losses of 20,000 in the fourth quarter and 87,000 in the full year of 2014 improved from 25,000 NAL losses in the fourth quarter of 2013 and 124,000 NAL losses in the full year of 2013 due to our continuing customers first initiatives and service bundle offers. The residential NAL losses reflect the ongoing trend of substitution to wireless and Internet-based services, including losses to competitors, partially mitigated by the success of Optik TV and bundled service offerings.

·                  Business NAL losses of 5,000 in the fourth quarter were flat compared to the same period in 2013. The business NAL gains of 2,000 in the full year of 2014 improved from losses of 28,000 in 2013, reflecting growth in voice and data services for several business market customers.

·                  Other services and equipment revenues decreased year over year by $8 million in the fourth quarter of 2014 and by $12 million in the full year of 2014, reflecting declines in voice equipment sales.

Other operating income decreased year over year by $5 million in the fourth quarter of 2014 and increased year over year by $9 million in the full year of 2014, as a result of gains from the sale of certain real estate assets and other investments that were lower in the fourth quarter of 2014 and higher in the full year of 2014.

Intersegment revenue represents services provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expenses.

Operating expenses — wireline segment

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2014	2013	Change	2014	2013	Change
Goods and services purchased (1)	585	578	1.2%	2,300	2,262	1.7%
Employee benefits expense (1)	471	469	0.4%	1,801	1,767	1.9%
Total operating expenses	1,056	1,047	0.9%	4,101	4,029	1.8%

(1) Includes restructuring and other like costs. See Section 5.1 Non-GAAP and other financial measures.

Total wireline operating expenses increased by $9 million year over year in the fourth quarter of 2014 and by $72 million year over year in the full year of 2014, primarily due to the following factors:

Goods and services purchased increased by $7 million year over year in the fourth quarter of 2014 and by $38 million in the full year of 2014. The increase was due to growth in our subscriber base, higher TV content rates, higher costs associated with increased TELUS Health services revenue, including from acquisitions, and for the full year, a retroactive assessment of additional TV revenue contribution expense of approximately $15 million towards our Canadian programming funding requirements in the third quarter of 2014, partly offset by a decrease in business equipment cost of sales associated with lower equipment revenues, reduced advertising and promotions costs, and lower external labour utilization.

Employee benefits expense increased year over year by $2 million in the fourth quarter and by $34 million in the full year of 2014. The increases were due to higher compensation and benefit costs, including higher costs to support increased business process outsourcing revenue and an increase in domestic and international FTE staff from acquisitions and contractor conversions. For the fourth quarter, this was partly offset by recording more employee recognition expenses earlier in the year in 2014. For the full year of 2014, the increase was also due to higher share-based compensation expenses, partly offset by lower restructuring and other like costs.

EBITDA — wireline segment

	Fourth quarters ended December 31				Years ended December 31
($ millions, except margins)	2014	2013	Change		2014	2013	Change
EBITDA	372	359	3.4%		1,489	1,414	5.3%
Restructuring and other like costs included in EBITDA	20	21	(4.8)%		45	68	(33.8)%
EBITDA — excluding restructuring and other like costs	392	380	3.1%		1,534	1,482	3.4%
EBITDA margin (%)	26.0	25.6	0.4	pts.	26.6	26.0	0.6	pts.
EBITDA — excluding restructuring and other like costs margin (%)	27.4	27.0	0.4	pts.	27.4	27.2	0.2	pts.

Wireline EBITDA increased year over year by $13 million in the fourth quarter of 2014 and by $75 million in the full year of 2014, while EBITDA excluding restructuring and other like costs increased year over year by $12 million in the fourth quarter of 2014 and by $52 million in the full year of 2014. EBITDA and EBITDA margin increases resulted from year-over-over revenue growth of 1.6% in the fourth quarter of 2014 and 2.7% in the full year of 2014, which exceeded year-over-year increases in expenses of 0.9% in the fourth quarter of 2014 and 1.8% in the full year of 2014.

3.              Changes in financial position

Financial position at:	Dec. 31,	Dec. 31,
($ millions)	2014	2013	Changes		Changes include:
Current assets
Cash and temporary investments, net	60	336	(276)	(82)%	See Section 4 Liquidity and capital resources.
Accounts receivable	1,483	1,461	22	2%	An increase in consolidated operating revenues offset by a decrease in days outstanding in wireless and wireline receivables
Income and other taxes receivable	97	32	65	n/m	Reflects 2014 income tax instalments paid, in excess of income taxes accrued, as well as a tax credit receivable
Inventories	320	326	(6)	(2)%	A decrease in the number of wireless handsets and accessories, partly offset by an increase in the average unit costs resulting from a higher-value mix of smartphones
Prepaid expenses	199	168	31	18%	An increase in prepayment of maintenance contracts
Derivative assets	27	6	21	n/m	Fair value adjustments to hedges of restricted share units and operational hedges.
Current liabilities
Short-term borrowings	100	400	(300)	(75)%	See Section 4.7 Sale of trade receivables
Accounts payable and accrued liabilities	2,019	1,735	284	16%	Increases in accrued liabilities for capital expenditures, TV programming, handsets and accessories, as well as increases in interest payable and payroll and other employee-related liabilities
Income and other taxes payable	2	102	(100)	(98)%	Current income tax expense in 2014, offset by the last instalment payment of 2013 income taxes and payments of 2014 tax instalments
Dividends payable	244	222	22	10%	An increase in the dividend rate, partly offset by a reduction in shares outstanding as a result of our NCIB program
Advance billings and customer deposits	753	729	24	3%	Subscriber growth and growth in advance billings due to rate increases
Provisions	126	110	16	15%	Reflects reclassification from long-term to current of a prior-year acquisition-related provision, offset by decreases in restructuring
Current maturities of long-term debt	255	—	255	n/m	An increase in commercial paper for general corporate purposes and $125 million of 11.9% Debentures due November 2015 reclassified from Long-term debt
Current derivative liabilities	—	1	(1)	n/m	—
Working capital (Current assets subtracting Current liabilities)	(1,313)	(970)	(343)	(35)%

A decrease in cash and temporary investments and increases in accounts payable, accrued liabilities and current maturities of long-term debt, partly offset by an increase in income and other taxes receivable and a decrease in income and other taxes payable and in Short-term borrowings.

Financial position at:	Dec. 31,	Dec. 31,
($ millions)	2014	2013	Changes		Changes include:
Non-current assets
Property, plant and equipment, net	9,123	8,428	695	8%	See Capital expenditures in Section 4.3 Cash used by investing activities and Depreciation in Section 2.3
Intangible assets, net	7,797	6,531	1,266	19%	See Capital expenditures in Section 4.3 Cash used by investing activities and Amortization of intangible assets in Section 2.3
Goodwill, net	3,757	3,737	20	1%	An increase due to TELUS Health acquisitions, offset by purchase price adjustments made to Public Mobile-related goodwill
Real estate joint ventures	21	11	10	91%	See Transactions between related parties in Section 4.11
Other long-term assets	333	530	(197)	(37)%	Primarily a decrease in pension and post-retirement assets resulting from a decrease in the discount rate exceeding the effects of positive returns on plan assets
Non-current liabilities
Provisions	342	219	123	56%	An increase in asset retirement obligations, from a decrease in discount rates, partially offset by reclassification from long-term to current of a prior-year acquisition-related provision
Long-term debt	9,055	7,493	1,562	21%	See Section 4.4 Cash provided (used) by financing activities for a discussion of our 2014 financing activities
Other long-term liabilities	931	649	282	43%	An increase in pension and post-retirement liabilities resulting from a decrease in the discount rates, exceeding the effects of positive returns on plan assets
Deferred income taxes	1,936	1,891	45	2%	Deferred income tax expense arising from increases in temporary differences
Owners’ equity
Common equity	7,454	8,015	(561)	(7)%	Net income of $1.4 billion, net of Other comprehensive loss of $438 million, dividend declarations of $935 million and share purchases under our NCIB program of $615 million.

4.              Liquidity and capital resources

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the Management’s review of operations.

4.1 Overview

In 2014, we paid $1.14 billion for the purchase of the wireless spectrum licences acquired in the 700 MHz spectrum auction that took place in the first quarter of 2014. We paid dividends of $913 million to the holders of Common Shares and returned $612 million of cash to shareholders through share purchases under our advanced 2015 and completed 2014 NCIB programs. During the month ended January 31, 2015, 0.5 million of our Common Shares were purchased by way of the automatic share purchase plan at a cost of $21 million. As well, we issued $2.2 billion of long-term debt and early redeemed our $500 million 5.95% Series CE Notes. Subsequent to December 31, 2014, we paid dividends of $244 million to the holders of Common Shares in January 2015. We extended our bank facility for five years until May 31, 2019 and increased the overall facility to $2.25 billion. Our capital structure financial policies, financing plan, and report on financing and capital structure management plans are described in Section 4.3 of our annual 2014 MD&A.

Cash flows

	Fourth quarters ended December 31			Years ended December 31
($ millions)	2014	2013	Change	2014	2013	Change
Cash provided by operating activities	917	726	26.3%	3,407	3,246	5.0%
Cash used by investing activities	(713)	(787)	9.4%	(3,668)	(2,389)	(53.5)%
Cash provided (used) by financing activities	(370)	365	n/m	(15)	(628)	97.6%
Increase (decrease) in Cash and temporary investments, net	(166)	304	154.6%	(276)	229	n/m
Cash and temporary investments, net, beginning of period	226	32	n/m	336	107	n/m
Cash and temporary investments, net, end of period	60	336	(82.1)%	60	336	(82.1)%

4.2 Cash provided by operating activities

Cash provided by operating activities increased by $191 million in the fourth quarter of 2014 and by $161 million in the full year of 2014, when compared to the same periods in 2013.

Analysis of changes in cash provided by operating activities

($ millions)	Fourth quarter	Full year
Cash provided by operating activities, three-month period and year ended December 31, 2013	726	3,246
Year-over-year changes:
Higher EBITDA (see Section 2.4 Wireless segment and Section 2.5 Wireline segment)	50	198
Higher restructuring disbursements, net of restructuring costs	(6)	(8)
Lower employer contributions to defined benefits plans, net of expense	7	91
Higher interest paid, including debt prepayment premium	(15)	(48)
Lower interest received	—	(2)
Lower (higher) income taxes paid, net of refunds received	121	(26)
Other operating working capital changes	34	(44)
Cash provided by operating activities, three-month period and year ended December 31, 2014	917	3,407

·                  Income taxes paid, net of refunds received, increased year over year in the full year of 2014, mainly reflecting higher instalment payments resulting from increasing income taxes payable in prior years.

·                  Employer contributions to employee defined benefit plans decreased as a result of returns on plan assets, changes in discount rates and the utilization of letters of credit.

·                  Other operating working capital changes reflected a net $34 million increase in the fourth quarter and a net $44 million decrease in the full year of 2014, when compared to the same periods in 2013. These changes include comparative increases in accounts receivable and in prepaid expenses, partly offset by comparative decreases in accounts payable (excluding investing working capital changes and changes in interest payable). (See Section 3 Changes in financial position).

4.3 Cash used by investing activities

Cash used by investing activities decreased year over year by $74 million in the fourth quarter of 2014 and increased by $1.3 billion in the full year of 2014, when compared to the same periods in 2013, and included the following:

·                  Cash payments for capital assets (excluding spectrum licences) increased year over year by $109 million in the fourth quarter of 2014 and by $338 million for the full year of 2014. This was composed of:

·                  A year-over-year decrease in capital expenditures of $7 million in the fourth quarter and a year-over-year increase of $249 million in the full year of 2014 (see table and discussion below)

·                  A comparative decrease in accounts payable and accrued liabilities of $118 million in the fourth quarter and $91 million in the full year of 2014 to reflect payment timing differences in respect of capital expenditures.

·                  In the second quarter of 2014, we made a payment for the 700 MHz spectrum licences totalling $1.14 billion.

·                  In 2014, we made business acquisitions and related investments to complement our existing lines of business, totalling $3 million and $49 million in the fourth quarter and the full year, respectively. This compares to $229 million and $261 million in the fourth quarter and the full year of 2013, respectively, including the acquisition of Public Mobile for $229 million, net of cash acquired.

·                  Our advances and contributions to real estate joint ventures, net of receipts, were $16 million in the fourth quarter of 2014 and $53 million for the full year of 2014, as compared to $8 million in the fourth quarter of 2013 and $23 million in the full year of 2013, primarily reflecting advances under construction credit facilities commensurate with construction progress.

Capital expenditure measures

	Fourth quarters ended December 31				Years ended December 31
($ millions, except capital intensity)	2014	2013	Change		2014	2013	Change
Capital expenditures (excluding spectrum licences): (1)
Wireless segment	188	213	(11.7)%		832	712	16.9%
Wireline segment	382	364	4.9%		1,527	1,398	9.2%
Consolidated	570	577	(1.2)%		2,359	2,110	11.8%
EBITDA less capital expenditures (excluding spectrum licences) (2)	431	374	15.2%		1,857	1,908	(2.7)%
Wireless segment capital intensity (%)	11	13	(2	) pts.	13	12	1	pt.
Wireline segment capital intensity (%)	27	26	1	pt.	27	26	1	pt.
Consolidated capital intensity(2) (%)	18	20	(2	) pts.	20	19	1	pt.

(1)              Capital expenditures include assets purchased, but not yet paid for, and therefore differ from cash payments for capital assets, as presented on the Consolidated statements of cash flows.

(2)              See calculation and description in Section 5.1 Non-GAAP and other financial measures.

Wireless segment capital expenditures decreased year over year by $25 million in the fourth quarter of 2014 and increased by $120 million year over year in the full year of 2014. The decrease in the fourth quarter of 2014 was primarily due to lower network build expenditures and ramping down of several service development projects in 2014. The increase in the full year was due to the continued investment in wireless broadband infrastructure to enhance our network coverage, speed and capacity, including the deployment of the recently acquired 700 MHz spectrum, as well as the continued investment in system resiliency and reliability in support of our ongoing customers first initiatives, and to ready the network and systems for future retirement of legacy assets. Wireless segment capital intensity was 11% in the fourth quarter of 2014, down from 13% in the fourth quarter of 2013, and 13% in the full year of 2014, up from 12% in the same period in 2013.

Wireless EBITDA less capital expenditures was $441 million in the fourth quarter of 2014, as compared to $379 million in the fourth quarter of 2013, reflecting an increase of $62 million or 16.4% from higher EBITDA and lower capital expenditures. The wireless EBITDA less capital expenditures was $1.9 billion in both the full year of 2014 and 2013, as the increase in EBITDA was partly offset by higher capital expenditures.

Wireline segment capital expenditures increased year over year by $18 million in the fourth quarter of 2014 and by $129 million in the full year of 2014. We continued to invest in our broadband infrastructure, including connecting more homes and businesses directly to fibre-optic cable. Investments in broadband infrastructure support high-speed Internet and Optik TV subscriber growth and faster Internet speeds, and extend the reach and functionality of our healthcare solutions. We also continued to make investments to support business service growth, and added functionality to administrative, client care and service delivery systems and enhanced system resiliency and reliability in support of our ongoing customers first initiatives. Wireline segment capital intensity was 27% in both the fourth quarter and full year of 2014, up from 26% in the fourth quarter and the full year of 2013.

Wireline EBITDA less capital expenditures was $(10) million in the fourth quarter of 2014, down from $(5) million in the fourth quarter of 2013, and $(38) million in the full year of 2014, as compared to $16 million in the full year of 2013, reflecting higher capital expenditures being only partly offset by an increase in EBITDA.

4.4 Cash provided (used) by financing activities

Net cash used by financing activities was $370 million in the fourth quarter of 2014, as compared to cash provided by financing activities of $365 million in the same period of 2013. In the full year of 2014, cash used by financing activities decreased year over year by $613 million. Financing activities included the following:

Dividends paid to the holders of equity shares

Dividends paid to the holders of Common Shares were $233 million in the fourth quarter of 2014 and $913 million in the full year of 2014, or year-over-year increases of $20 million in the fourth quarter and $61 million in the full year. The increases reflect increased dividend rates under our dividend growth program, offset by lower outstanding shares resulting from shares purchased and cancelled under our NCIB programs.

Purchase of Common Shares for cancellation

In the full year of 2014, we purchased approximately 13 million shares under our 2014 NCIB program, reaching the bid maximum cost of $500 million on September 23, 2014. The shares purchased represent approximately 2.1% of the outstanding Common Shares prior to commencement of the NCIB. In respect of our 2015 NCIB, which commenced October 1, 2014, during the period of October 1 to December 31, 2014, we purchased approximately 2.9 million of our Common Shares at a cost of $115 million.

Normal course issuer bid in 2014

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)	Increase (decrease) in accounts payable ($ millions)	Cash outflow ($ millions)
First quarter	4,312,200	37.22	161	(2)	159
Second quarter	4,809,000	39.27	188	(11)	177
Third quarter	3,883,271	38.79	151	13	164
Fourth quarter	2,850,700	40.30	115	(3)	112
Total	15,855,171	38.78	615	(3)	612

In January 2015, we purchased, by way of the ASPP, 492,000 Common Shares for cancellation under our 2015 NCIB.

	Common Shares			Increase (decrease)
	purchased and	Average purchase	Purchase costs	in accounts payable	Cash outflow
Period	cancelled	price per share ($)	($ millions)	($ millions)	($ millions)
Total	492,000	42.59	21	—	21

Short-term borrowings

Short-term borrowings are composed primarily of amounts advanced to us from an arm’s-length securitization trust pursuant to transfer of receivables securitization transactions (see Section 4.7 Sale of trade receivables). Proceeds were $400 million throughout 2013 and were reduced by $300 million in the first quarter of 2014 to $100 million.

Long-term debt issues and repayments

Repayments, net of Long-term debt issues were $25 million in the fourth quarter of 2014, while Long-term debt issues, net of repayments were $1.8 billion in the full year of 2014, and were composed of:

·                            An April 4, 2014 public issue of $1.0 billion in senior unsecured notes in two series: a $500 million offering at 3.20% due April 5, 2021 and a $500 million offering at 4.85% due April 5, 2044. The net proceeds were used to repay the approximately $914 million of indebtedness drawn to fund a portion of the purchase price of the 700 MHz spectrum licences and the remainder was used for general corporate purposes.

·                  A September 10, 2014 public issue of $1.2 billion in senior unsecured notes in two series: an $800 million offering at 3.75% due January 17, 2025 and a $400 million offering at 4.75% due January 17, 2045. The net proceeds were used to repay indebtedness consisting of: (i) advances on the 2014 credit facility and commercial paper issued to fund a substantial portion of the early redemption, on September 8, 2014, of our $500 million 5.95% Series CE Notes; and (ii) other outstanding commercial paper, which had been incurred for general corporate purposes.

·                  A net increase in commercial paper to $130 million at December 31, 2014, from a $NIL balance at December 31, 2013.

These debt issues contributed to the increase in our average term to maturity of long-term debt (excluding commercial paper) to approximately 11 years at December 31, 2014, compared to approximately nine years at the end of 2013. Additionally, our weighted average cost of long-term debt was 4.72% at December 31, 2014, as compared to 5.00% at the end of 2013, as a result of our 2013 and 2014 re-financing activities.

On August 7, 2014, we exercised our right to early redeem, on September 8, 2014, all of our $500 million 5.95% Series CE Notes. The long-term debt prepayment premium recorded in the three-month period ended September 30, 2014, was approximately $13 million before income taxes.

At December 31, 2014, no amounts were drawn against our five-year credit facility (but $130 million was utilized to backstop outstanding commercial paper). Our commercial paper program provides low cost funds and is fully backstopped by this five-year committed credit facility (see Section 4.6 Credit facilities).

4.5 Liquidity and capital resource measures

Net debt was $9.4 billion at December 31, 2014, an increase of $1.8 billion when compared to one year earlier, resulting from our re-financing activities in 2014, incremental debt issued (primarily for acquisition of 700 MHz spectrum licences and redemption of higher-rate debt), and a decrease in Cash and temporary investments, net of a reduction in Short-term borrowings, as discussed above.

Fixed rate debt as a proportion of total indebtedness was 98% at December 31, 2014, up from 95% one year earlier, due to our 2014 re-financing activities.

Total capitalization — book value was $16.8 billion at December 31, 2014, an increase of $1.2 billion from one year earlier due to the increase in net debt, partly offset by a reduction in share capital and retained earnings resulting from share purchases under our NCIB program, and higher dividend payments. Net debt to total capitalization increased to 55.9% at December 31, 2014, from 48.7% one year earlier.

Net debt to EBITDA — excluding restructuring and other like costs ratio was 2.19 times for the 12-month period ended December 31, 2014, up from 1.84 times one year earlier, due to an increase in net debt, partly offset by growth in EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is 1.50 to 2.00. As at December 31, 2014, this ratio is outside of the range of the long-term policy guideline as a result of funding the purchase of the 700 MHz spectrum licences: given the cash demands of upcoming spectrum auctions and other requirements, the assessment of the guideline and return to the range remains to be determined. Our strategy is to maintain credit ratings in the range of BBB+ to A-, or equivalent. We are well in compliance with the Leverage Ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 4.6 Credit facilities).

Liquidity and capital resource measures

As at, or years ended, December 31	2014	2013	Change
Components of debt and coverage ratios(1) ($ millions)
Net debt	9,393	7,592	1,801
Total capitalization — book value	16,809	15,576	1,233
EBITDA — excluding restructuring and other like costs	4,291	4,116	175
Net interest cost	440	370	70
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	98	95	3	pts.
Average term to maturity of long-term debt (excluding commercial paper) (years)	10.9	9.4	1.5
Net debt to total capitalization (1) (%)	55.9	48.7	7.2	pts.
Net debt to EBITDA — excluding restructuring and other like costs (1)(times)	2.19	1.84	0.35
Coverage ratios (1) (times)
Earnings coverage	5.3	5.5	(0.2)
EBITDA — excluding restructuring and other like costs interest coverage	9.75	11.12	(1.37)
Other measures (%)
Dividend payout ratio of adjusted net earnings (1)	69	70	(1	)pts.
Dividend payout ratio (1)	69	71	(2	)pts.

(1)              See Section 5.1 Non-GAAP and other financial measures.

Earnings coverage ratio for the 12-month period ended December 31, 2014 was 5.3 times, down from 5.5 times one year earlier. Higher borrowing costs decreased the ratio by 0.7, while growth in income before borrowing costs and income taxes increased the ratio by 0.5.

EBITDA — excluding restructuring and other like costs interest coverage ratio for the 12-month period ended December 31, 2014 was 9.75 times, down from 11.12 times one year earlier. An increase in net interest costs (including the September 2014 long-term debt prepayment premium) reduced the ratio by 1.85, while growth in EBITDA — excluding restructuring and other like costs increased the ratio by 0.48 (see Section 4.6 Credit facilities).

Dividend payout ratios: Our target guideline is 65 to 75% of sustainable earnings on a prospective basis. The basic and adjusted dividend payout ratios for the 12-month periods ended December 31, 2014 and 2013 were consistent with the target range.

4.6 Credit facilities

At December 31, 2014, we had available liquidity of $2.16 billion from unutilized credit facilities, as well as $400 million available under our trade receivables securitization program (see Section 4.7). This adheres to our objective of generally maintaining at least $1 billion of available liquidity.

Revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 15 financial institutions that was renewed in the second quarter of 2014 and expires on May 31, 2019. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS credit and other bank credit facilities at December 31, 2014

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 31, 2019	2,250	—	—	(130)	2,120
Other bank credit facilities	—	126	—	(86)	—	40
Total		2,376	—	(86)	(130)	2,160

(1)              Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated Leverage Ratio to exceed 4.00 to 1.00 (our ratio was approximately 2.19 to 1.00 at December 31, 2014) and not permit our consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2.00 to 1.00 (approximately 9.75 to 1.00 at December 31, 2014 and expected to remain well above the covenant) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Other letter of credit facilities

At December 31, 2014, we had $206 million of uncommitted letter of credit facilities, of which $78 million was utilized at December 31, 2014. We have also arranged incremental letters of credit to allow us to participate in Industry Canada’s AWS-3 auction and 2500 MHz auction, both to be held in 2015. Under the terms of the auctions, communications between bidders that would provide insights into bidding strategies, including reference to preferred blocks, technologies or valuations are precluded until the deadlines for the final payments in the auctions. Disclosure of the precise amount of our letters of credit could be interpreted as a signal of bidding intentions. The maximum amount of letters of credit, for the two auctions combined that we could be required to deliver is approximately $200 million.

4.7 Sale of trade receivables

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2016 and available liquidity was $400 million at December 31, 2014. Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TCI is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of February 12, 2015.

4.8 Credit ratings

There were no changes to our investment grade credit ratings during the fourth quarter of 2014 or as at February 12, 2015. We believe adherence to most of our stated financial policies and the resulting investment grade credit ratings, coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

4.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, and the nature of certain risks that they may be subject to, are described in Section 7.9 of our annual 2014 MD&A.

Liquidity risk

As at December 31, 2014, we had exhausted our shelf prospectus, which was otherwise effective until December 2015, pursuant to which we could, and did, offer $3.0 billion of debt securities. During the fourth quarter of 2014, we filed a shelf prospectus, in effect until December 2016, pursuant to which we may offer $3.0 billion of debt or equity securities at December 31, 2014.

During 2014, our credit facility was renewed at $2.25 billion with an expiry date of May 31, 2019, see Section 4.6 Credit facilities. We also had $60 million in cash and temporary investments at December 31, 2014. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at December 31, 2014, our contractual commitments related to the acquisition of property, plant and equipment were $321 million through to end of 2015, as compared to $197 million through to end of 2014 at December 31, 2013, primarily driven by the increase in commitments related to broadband design and build.

Indemnification obligations

As at December 31, 2014, we had no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

Management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to our financial position and the results of our operations, excepting items disclosed in Section 10.9 Litigation and legal matters of our annual 2014 MD&A, which will be filed concurrently.

4.10 Outstanding share information

Outstanding shares (millions)	December 31, 2014	January 31, 2015
Common Shares	609	609
Common Share options	5	4
Exercisable Common Share options	3	3

4.11 Transactions between related parties

Investments in significant controlled entities

As at December 31, 2014, TELUS Corporation controlled 100% of the equity of TCI, which, in turn, ultimately controlled 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This is unchanged from December 31, 2013.

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities, and consist of our Board of Directors and our Executive Leadership Team, including our Executive Chair. Total compensation expense amounts for key management personnel were $14 million and $45 million, respectively, in the fourth quarter and the full year of 2014, as compared to $13 million and $40 million, respectively, in the fourth quarter and the full year of 2013. The increase in the fourth quarter and full year of 2014 resulted from higher share-based compensation arising from differing Common Share price movements in the respective periods.

Transactions with defined benefit pension plans

We made employer contributions to defined benefit pension plans as shown in the table in Section 4.2. We also provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

During 2014, we had transactions with the real estate joint ventures, which are related parties. Commitments and contingent liabilities for the real estate joint ventures include construction-related contractual commitments through to 2016 (approximately $100 million at December 31, 2014), a 20-year operating lease commitment commencing in 2015 and construction credit facilities ($374 million with two Canadian financial institutions as 50% lender and TELUS as 50% lender). The TELUS Garden residential tower has sales contracts in place for substantially all units and, at December 31, 2014, the proportion of space leased in the TELUS Garden office tower was approximately 93%.

5.              Definitions and reconciliations

5.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS and its segments, as well as to determine compliance with debt covenants and to manage the capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This basic measure is defined as the quarterly dividend declared per share for the most recently completed quarter, as reported in the Consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years).

Calculation of Dividend payout ratio

Years ended December 31 ($)	2014	2013
Numerator — Annualized fourth quarter dividend declared per equity share (1)	1.60	1.44
Denominator — Net income per equity share (1)	2.32	2.02
Ratio (%)	69	71

(1)         Reflects the two-for-one stock split effective April 16, 2013.

Dividend payout ratio of adjusted net earnings: More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, long-term debt prepayment premiums and items adjusted for in EBITDA. Our policy guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings on a prospective basis.

Calculation of Dividend payout ratio of adjusted net earnings

Years ended December 31 ($)	2014	2013
Numerator — Annualized fourth quarter dividend declared per equity share (1)	1.60	1.44
Adjusted net earnings ($ millions):
Net income attributable to equity shares	1,425	1,294
Add back long-term debt prepayment premium after income taxes	10	17
Add back net unfavourable (deduct net favourable) income tax-related adjustments	(6)	3
	1,429	1,314
Denominator — Adjusted net earnings per share (1)	2.33	2.05
Adjusted ratio (%)	69	70

(1)         Reflects the two-for-one stock split effective April 16, 2013.

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

Years ended December 31 ($ millions, except ratio)	2014	2013
Net income attributable to equity shares	1,425	1,294
Income taxes	501	474
Borrowing costs (Interest on long-term debt plus Interest on short-term borrowings and other plus Long-term debt prepayment premium)	450	395
Numerator	2,376	2,163
Denominator — Borrowing costs	450	395
Ratio (times)	5.3	5.5

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations, that should not be considered in a valuation metric or that should not be included in an assessment of our ability to service or incur debt. In respect of the TELUS Garden residential real estate partnership, which is included in the wireline segment, we do not anticipate retaining an ownership interest in the TELUS Garden residential condominium following completion of construction. For the TELUS Garden residential real estate partnership, in the fourth quarters of 2014 and 2013, we recorded equity losses of $NIL.

EBITDA reconciliation

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2014	2013	2014	2013
Net income	312	290	1,425	1,294
Financing costs	115	110	456	447
Income taxes	106	90	501	474
Depreciation	366	347	1,423	1,380
Amortization of intangible assets	102	114	411	423
EBITDA	1,001	951	4,216	4,018

EBITDA — excluding restructuring and other like costs: We report this measure as a supplementary indicator of our operating performance. It is also utilized in the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage.

Calculation of EBITDA — excluding restructuring and other like costs

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2014	2013	2014	2013
EBITDA	1,001	951	4,216	4,018
Restructuring and other like costs included in EBITDA	26	33	75	98
EBITDA — excluding restructuring and other like costs	1,027	984	4,291	4,116

EBITDA — excluding restructuring and other like costs interest coverage: This measure is defined as EBITDA — excluding restructuring and other like costs, divided by net interest cost, calculated on a 12-month trailing basis. This measure is similar to the Coverage Ratio covenant in our credit facilities (see Section 4.6).

EBITDA less capital expenditures (excluding spectrum licences): We report this measure as a supplementary indicator of our operating performance. We calculate this measure as a simple cash flow at a consolidated level and for our two segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures (excluding spectrum licences)

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2014	2013	2014	2013
EBITDA	1,001	951	4,216	4,018
Capital expenditures (excluding spectrum licences)	(570)	(577)	(2,359)	(2,110)
EBITDA less capital expenditures (excluding spectrum licences)	431	374	1,857	1,908

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares under an NCIB program or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2014	2013	2014	2013
EBITDA	1,001	951	4,216	4,018
Restructuring costs net of disbursements	11	17	1	9
Items from the Consolidated statements of cash flows:
Share-based compensation	15	(22)	74	24
Net employee defined benefit plans expense	22	27	87	108
Employer contributions to employee defined benefit plans	(15)	(27)	(88)	(200)
Interest paid	(129)	(114)	(412)	(364)
Interest received	1	1	2	4
Capital expenditures (excluding spectrum licences)	(570)	(577)	(2,359)	(2,110)
Free cash flow before income taxes	336	256	1,521	1,489
Income taxes paid, net of refunds received	1	(120)	(464)	(438)
Free cash flow	337	136	1,057	1,051

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with cash provided by operating activities

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2014	2013	2014	2013
Free cash flow	337	136	1,057	1,051
Add back capital expenditures (excluding spectrum licences)	570	577	2,359	2,110
Adjustments to reconcile to cash provided by operating activities	10	13	(9)	85
Cash provided by operating activities	917	726	3,407	3,246

Net debt: We believe that net debt is a useful measure because it represents the amount of short-term borrowings and long-term debt obligations that are not covered by available cash and temporary investments. The nearest IFRS measure to net debt is long-term debt, including current maturities of long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other like costs ratio.

Calculation of Net debt

As at December 31 ($ millions)	2014	2013
Long-term debt including current maturities	9,310	7,493
Debt issuance costs netted against long-term debt	43	35
Cash and temporary investments	(60)	(336)
Short-term borrowings	100	400
Net debt	9,393	7,592

Net debt to EBITDA — excluding restructuring and other like costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is from 1.50 to 2.00 times.

Net debt to total capitalization: This is a measure of the proportion of debt used in the capital structure of TELUS.

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other like costs interest coverage. Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in 12-month periods ended December 31, 2014 and 2013. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $440 million in the 12-month period ended December 31, 2014 and $370 million in the 12-month period ended December 31, 2013.

Restructuring and other like costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We also include incremental external costs incurred in connection with business acquisition activity in other like costs.

Components of restructuring and other like costs

	Fourth quarters ended December 31		Years ended December 31
($ millions)	2014	2013	2014	2013
Goods and services purchased	6	17	21	27
Employee benefits expense	20	16	54	71
Restructuring and other like costs included in EBITDA	26	33	75	98

Total capitalization- book value is defined and calculated as follows:

Calculation of total capitalization — book value

As at December 31 ($ millions)	2014	2013
Net debt	9,393	7,592
Owners’ equity	7,454	8,015
Deduct Accumulated other comprehensive income	(38)	(31)
Total capitalization — book value	16,809	15,576

5.2 Wireless operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) is calculated as network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A TELUS or Koodo brand prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of the device subsidy (the device cost to TELUS less the initial charge to the customer), commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to network revenue represents direct costs associated with marketing and promotional efforts (including device subsidies and commissions) aimed at the retention of the existing subscriber base, divided by network revenue.

Wireless subscriber unit (subscriber) is defined as an active recurring revenue-generating unit (e.g. cellular phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number) that has access to the wireless voice and/or data networks for communication. In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude M2M devices (a subset of the Internet of Things), such as those for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.

consolidated statements of income and other comprehensive income	(unaudited)

	Three months		Twelve months
Periods ended December 31 (millions except per share amounts)	2014	2013	2014	2013
OPERATING REVENUES
Service	$2,856	$2,699	$11,108	$10,601
Equipment	259	229	819	735
Revenues arising from contracts with customers	3,115	2,928	11,927	11,336
Other operating income	13	20	75	68
	3,128	2,948	12,002	11,404
OPERATING EXPENSES
Goods and services purchased	1,476	1,349	5,299	4,962
Employee benefits expense	651	648	2,487	2,424
Depreciation	366	347	1,423	1,380
Amortization of intangible assets	102	114	411	423
	2,595	2,458	9,620	9,189
OPERATING INCOME	533	490	2,382	2,215
Financing costs	115	110	456	447
INCOME BEFORE INCOME TAXES	418	380	1,926	1,768
Income taxes	106	90	501	474
NET INCOME	312	290	1,425	1,294
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	5	1	1	—
Foreign currency translation adjustment arising from translating financial statements of foreign operations	6	4	10	4
Change in unrealized fair value of available-for-sale financial assets	(2)	(7)	(4)	(13)
	9	(2)	7	(9)
Item never subsequently reclassified to income
Employee defined benefit plans re-measurements	(652)	755	(445)	998
	(643)	753	(438)	989
COMPREHENSIVE INCOME	$(331)	$1,043	$987	$2,283
NET INCOME PER EQUITY SHARE
Basic	$0.51	$0.47	$2.31	$2.02
Diluted	$0.51	$0.46	$2.31	$2.01
TOTAL WEIGHTED AVERAGE EQUITY SHARES OUTSTANDING
Basic	611	623	616	640
Diluted	613	626	618	643

December 31, 2014

1

consolidated statements of financial position	(unaudited)

As at December 31 (millions)	2014	2013
ASSETS
Current assets
Cash and temporary investments, net	$60	$336
Accounts receivable	1,483	1,461
Income and other taxes receivable	97	32
Inventories	320	326
Prepaid expenses	199	168
Current derivative assets	27	6
	2,186	2,329
Non-current assets
Property, plant and equipment, net	9,123	8,428
Intangible assets, net	7,797	6,531
Goodwill, net	3,757	3,737
Real estate joint ventures	21	11
Other long-term assets	333	530
	21,031	19,237
	$23,217	$21,566

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$100	$400
Accounts payable and accrued liabilities	2,019	1,735
Income and other taxes payable	2	102
Dividends payable	244	222
Advance billings and customer deposits	753	729
Provisions	126	110
Current maturities of long-term debt	255	—
Current derivative liabilities	—	1
	3,499	3,299
Non-current liabilities
Provisions	342	219
Long-term debt	9,055	7,493
Other long-term liabilities	931	649
Deferred income taxes	1,936	1,891
	12,264	10,252
Liabilities	15,763	13,551
Owners’ equity
Common equity	7,454	8,015
	$23,217	$21,566

December 31, 2014

2

consolidated statements of cash flows	(unaudited)

	Three months		Twelve months
Periods ended December 31 (millions)	2014	2013	2014	2013
OPERATING ACTIVITIES
Net income	$312	$290	$1,425	$1,294
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	468	461	1,834	1,803
Deferred income taxes	100	98	188	21
Share-based compensation expense	15	(22)	74	24
Net employee defined benefit plans expense	22	27	87	108
Employer contributions to employee defined benefit plans	(15)	(27)	(88)	(200)
Other	10	7	(49)	9
Net change in non-cash operating working capital	5	(108)	(64)	187
Cash provided by operating activities	917	726	3,407	3,246
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	(654)	(545)	(2,373)	(2,035)
Cash payments for spectrum licences	(28)	—	(1,171)	(67)
Cash payments for acquisitions and related investments	(3)	(229)	(49)	(261)
Real estate joint ventures advances and contributions	(18)	(8)	(57)	(24)
Real estate joint venture receipts	2	—	4	1
Proceeds on dispositions	—	5	7	12
Other	(12)	(10)	(29)	(15)
Cash used by investing activities	(713)	(787)	(3,668)	(2,389)
FINANCING ACTIVITIES
Dividends paid to holders of equity shares	(233)	(213)	(913)	(852)
Purchase of Common Shares for cancellation	(112)	—	(612)	(1,000)
Issuance and repayment of short-term borrowings	—	(9)	(300)	(2)
Long-term debt issued	659	1,180	7,273	4,619
Redemptions and repayment of long-term debt	(684)	(585)	(5,450)	(3,375)
Other	—	(8)	(13)	(18)
Cash provided (used) by financing activities	(370)	365	(15)	(628)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	(166)	304	(276)	229
Cash and temporary investments, net, beginning of period	226	32	336	107
Cash and temporary investments, net, end of period	$60	$336	$60	$336
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(129)	$(114)	$(412)	$(364)
Interest received	$1	$1	$2	$4
Income taxes paid (recovered), net	$1	$(120)	$(464)	$(438)

December 31, 2014

3

Segmented information	(unaudited)

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
December 31 (millions)	2014	2013	2014	2013	2014	2013	2014	2013
Operating revenues
External revenue	$1,744	$1,585	$1,384	$1,363	$—	$—	$3,128	$2,948
Intersegment revenue	15	11	44	43	(59)	(54)	—	—
	$1,759	$1,596	$1,428	$1,406	$(59)	$(54)	$3,128	$2,948
EBITDA(1)	$629	$592	$372	$359	$—	$—	$1,001	$951
CAPEX, excluding spectrum licences(2)	$188	$213	$382	$364	$—	$—	$570	$577
EBITDA less CAPEX, excluding spectrum licences	$441	$379	$(10)	$(5)	$—	$—	$431	$374
					Operating revenues (above)		$3,128	$2,948
					Goods and services purchased		1,476	1,349
					Employee benefits expense		651	648
					EBITDA (above)		1,001	951
					Depreciation		366	347
					Amortization		102	114
					Operating income		533	490
					Financing costs		115	110
					Income before income taxes		$418	$380

Years ended	Wireless		Wireline		Eliminations		Consolidated
December 31 (millions)	2014	2013	2014	2013	2014	2013	2014	2013
Operating revenues
External revenue	$6,587	$6,130	$5,415	$5,274	$—	$—	$12,002	$11,404
Intersegment revenue	54	47	175	169	(229)	(216)	—	—
	$6,641	$6,177	$5,590	$5,443	$(229)	$(216)	$12,002	$11,404
EBITDA(1)	$2,727	$2,604	$1,489	$1,414	$—	$—	$4,216	$4,018
CAPEX, excluding spectrum licences(2)	$832	$712	$1,527	$1,398	$—	$—	$2,359	$2,110
EBITDA less CAPEX, excluding spectrum licences	$1,895	$1,892	$(38)	$16	$—	$—	$1,857	$1,908
					Operating revenues (above)		$12,002	$11,404
					Goods and services purchased		5,299	4,962
					Employee benefits expense		2,487	2,424
					EBITDA (above)		4,216	4,018
					Depreciation		1,423	1,380
					Amortization		411	423
					Operating income		2,382	2,215
					Financing costs		456	447
					Income before income taxes		$1,926	$1,768

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX).

December 31, 2014

4